SCHEDULE 14A INFORMATION

**Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934**

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Filed by a Party other than the Registrant [   ]

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[X]   Preliminary Proxy Statement
[   ]   Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[   ]   Definitive Proxy Statement
[   ]   Definitive Additional Materials
[   ]   Soliciting Material Pursuant to 240.14a-12

VALIDIAN CORPORATION
(Name of Registrant as Specified In Its Charter)

N/A
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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[X]   No fee required.
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[   ]   Fee paid previously with preliminary materials.

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VALIDIAN CORPORATION

To the Stockholders of Validian Corporation:

The Company's 2006 Annual Meeting of Stockholders has been called for [*] EDT on [*], 2007 at 30 Metcalfe Street, 6th Floor, Ottawa, Ontario CANADA.

You are requested to participate in person or by proxy by voting on the matters presented for action at the meeting as described in the attached Notice of Annual Meeting and Proxy Statement. The Company's business strategy and progress will be reviewed at the meeting. Directors and officers will be participating and available to respond to stockholder inquiries.

The Company's Annual Report for the year ended December 31, 2006, is enclosed as filed on Form 10-KSB with the Securities and Exchange Commission. The report includes an overview of the Company's business, an outline of risk factors, and "Management's Discussion and Analysis or Plan of Operation." Such presentations discuss the Company's business strategy and operations that are expected to underlie the Company's prospects for growth and value.

We cordially invite you to attend the meeting. Your support is important and we encourage you to vote "yes" on the agenda items. Whether or not you plan to attend the meeting, please sign, date, and return the enclosed proxy promptly in the envelope provided. If you attend the meeting, you may, at your discretion, withdraw the proxy and vote in person.

Thank you for your time and consideration to respond to this request.

Sincerely,

Bruce Benn
Chairman of the Board of Directors
On Behalf of the Board of Directors
and Management of the Company

Enclosures
[*] 2007

VALIDIAN CORPORATION
NOTICE OF THE
ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON [*], 2007

To the Stockholders of Validian Corporation:

We hereby give you notice that the 2006 Annual Meeting of Stockholders (the "Meeting") of Validian Corporation, a Nevada corporation (the "Company"), will be held on [*], 2007, at [*] EDT at 30 Metcalfe Street, 6th Floor, Ottawa, Ontario Canada for the purpose of considering and voting upon the following matters:

1. To elect two (2) directors of the Company;

2. To consider and vote upon a proposal to amend the Company's Restated Articles of Incorporation, to increase the number of shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), authorized for issuance from 100,000,000 to 300,000,000 and to increase the number of the Company's preferred stock from 7,000,000 to 50,000,000.

3. To consider and vote upon a proposal to approve the Company's 2004 Amended Incentive Equity Plan, which amends and restates the Company's 2004 Incentive Equity Plan to, among other things increase the maximum number of stock options that may be granted from 3,087,698 to 6,087,698 and to increase the maximum number of stock options that may be granted to any one participant from 2,000,000 to 3,000,000. There are additional amendments that will bring the 2004 Amended Incentive Equity Plan into compliance with current regulations. **The approval of this proposal is contingent on the approval by the stockholders of Proposal 2**.

4. To consider and act upon a proposal to ratify the appointment of KPMG LLP as independent certified public accountants of the Company for 2007; and

5. To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Your board of directors recommends that you vote "FOR" the nominees to the board and the other proposals set before you. We have fixed the close of business on July 9, 2007, as the record date for the Meeting, and only holders of Common Stock of record at that date are entitled to receive notice of, and to vote at the Meeting or any adjournment or postponement thereof. At the record date, *xx,xxx,xxx* shares of Common Stock were issued and outstanding.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE PROMPTLY COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ACCOMPANYING ENVELOPE. NO POSTAGE IS REQUIRED IF THE PROXY IS MAILED IN THE UNITED STATES. PROXIES FORWARDED BY OR FOR BROKERS OR FIDUCIARIES SHOULD BE RETURNED AS REQUESTED BY THEM. BY PROMPTLY RETURNING YOUR PROXY, YOU WILL SAVE THE EXPENSE INVOLVED WITH FURTHER COMMUNICATION. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON EVEN IF YOU HAVE RETURNED A PROXY.

BY ORDER OF THE BOARD OF DIRECTORS

Bruce Benn
Chairman of the Board of Directors,
Chief Executive Officer and President

Ottawa, Ontario, Canada
[*] 2007

VALIDIAN CORPORATION

30 Metcalfe Street, Suite 600
Ottawa, Ontario, Canada K1P 5L4
(613) 230-7211

PROXY STATEMENT
FOR THE
ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON [*], 2007

This Proxy Statement accompanies the Notice (the "Notice") of the Annual Meeting of Stockholders of Validian Corporation, a Nevada corporation (the "Company"), and is furnished in connection with the solicitation by the board of directors of the Company of proxies to be voted at the Annual Meeting of Stockholders of the Company (the "Meeting") and at any and all adjournments or postponements of such Meeting. The Meeting is to be held on [*], 2007, at 30 Metcalfe Street, 6th Floor, Ottawa, Ontario Canada. The record date for determining stockholders entitled to vote at the annual meeting is July 9, 2007.

The Company's Annual Report on Form 10-KSB for the year ended December 31, 2006 is being mailed to stockholders with the mailing of the Notice of Meeting and this Proxy Statement. The Notice of Meeting, this Proxy Statement, the Annual Report, and the enclosed proxy are being first mailed or delivered to stockholders on or about [*mailing date*].

The Company will bear the cost of the solicitation of proxies, including the charges and expenses of brokerage firms and others who forward solicitation material to beneficial owners of the Company's Common Stock, par value $0.001 per share (the "Common Stock"). In addition to the solicitation of proxies by mail, proxies may also be solicited by telephone, telegram or personal communication by officers and other personnel of the Company.

At the Meeting, holders of the Common Stock will vote upon the proposals set forth in this Proxy Statement. We have presented the following questions and answers section to provide you answers to commonly asked questions.

ABOUT THE MEETING

When and where is the Meeting?

Our annual meeting will take place on [*], 2007 at [*] EDT at 30 Metcalfe Street, 6th Floor, Ottawa, Ontario, Canada.

What will be voted on at the Meeting?

Stockholders will vote upon the following matters: (1) the election of nominees to the board of directors; (2) an amendment to the Company's Restated Articles of Incorporation to increase the number of shares of Common Stock authorized for issuance and to increase the number of shares of Preferred Stock authorized for issuance; (3) the Company's 2004 Amended Incentive Equity Plan, which amends and restates the Company's 2004 Incentive Equity Plan; (4) the ratification of the appointment of KPMG LLP as the independent certified public accountants of the Company; and (5) such other business as may properly come before the meeting or any adjournment or postponement thereof.

What information will I receive?

Copies of (a) our Annual Report on Form 10-KSB for the year ended December 31, 2006, (b) the Notice of Annual Meeting of Stockholders, (c) this Proxy Statement, and (d) the enclosed proxy card are being mailed or delivered in a single envelope to stockholders.

Who can attend the Meeting?

All holders of our Common Stock outstanding as of the record date, or their duly appointed proxies, may attend the Meeting.

If you hold your shares in "street name," that is, through a broker of other nominee, you will need to bring a copy of a brokerage or other nominee statement reflecting your stock ownership as of the record date and check in at the registration desk at the Meeting. You cannot vote these shares unless you also bring a broker issued proxy as discussed below.

Who can vote at the Meeting?

Only stockholders of record as of the close of business on July 9, 2007 (the "Record Date") will be entitled to vote at the Meeting and any adjournment or postponement thereof. As of the Record Date, there were [xx,xxx,xxx] shares of the Company's Common Stock issued and outstanding.

How do I vote?

If you hold your shares as a stockholder of record, you can vote by proxy or in person at the Meeting. To vote by proxy you should mark, date, sign and mail the enclosed proxy card in the enclosed prepaid envelope. The proxies identified on the back of the proxy card will vote the shares of which you are a stockholder of record in accordance with your instructions. Giving a proxy will not affect your right to vote in person but by voting in person you automatically revoke your proxy. You also may revoke your proxy at any time before the voting by giving the Secretary of the Company written notice of your revocation or by submitting a later-dated proxy. If you execute, date and return your proxy, but do not mark your voting preference, the shares represented by proxy will be voted as recommended by the board of directors. Thus, if no directions are given, the proxy will be voted FOR the proposals.

Many of our stockholders hold their stock in "street name." To hold shares in "street name" means that the shares are registered in the name of their broker, bank or other nominee rather in the stockholders own name. The street name holder should provide to you, along with these proxy solicitation materials that we have provided to the street name holder, the street name holder's own request for voting instructions. By completing the voting instruction card, you may direct your street name holder how to vote your shares. Alternatively, if you want to vote your street name shares at the Meeting, you must contact your broker directly in order to obtain a proxy card issued to you by your street name holder. A broker letter that identifies you as a stockholder is not the same as a broker issued proxy. If you hold your shares in street name and you fail to bring a broker issued proxy to the Meeting, you will not be able to vote your shares at the Meeting.

If you hold your shares in street name through a broker or other nominee, your broker or nominee will not be permitted to exercise voting discretion with respect to certain matters to be acted upon. Thus, if you do not give your broker or nominee specific instructions, your shares may not be voted on those matters and will not be counted in determining the number of shares necessary for approval. Shares represented by these "broker non-votes" will, however, be counted in determining whether there is a quorum present at the Meeting.

How many votes can I cast?

Each stockholder of record as of the Record Date is entitled to one vote at the Meeting for each share of Common Stock held.

Can I change my vote after I return my proxy card?

Yes. Even after you have submitted your proxy card, you may change your vote at any time before the proxy is exercised by filing with the Secretary of the Company either a notice of revocation or a proxy that you have executed bearing a later date. If you hold your shares in street name and you would like to vote your shares at the Meeting, you will also need to bring with you a legal proxy from your broker. The powers of the proxy holders will be suspended as to your shares if you attend the Meeting in person and so request, although attendance at the annual meeting will not by itself revoke a previously granted proxy.

What happens if the annual meeting is postponed or adjourned?

If the Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Meeting all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Meeting. However, proxies may be revoked or withdrawn in the manner we describe above prior to the reconvened Meeting even if they have been voted on the same or any other matter at the postponed Meeting.

What constitutes a quorum and how does it affect voting on the proposals?

Voting can take place at the Meeting only if stockholders owning a majority of the shares issued and outstanding and entitled to vote thereat, as of the Record Date are present in person or represented by proxy. If you submit a valid proxy card or attend the Meeting, your shares will be counted to determine whether there is a quorum. Both abstentions and broker non-votes are counted as present for purposes of establishing the quorum necessary for the Meeting to proceed.

What are the board's recommendations?

Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendation of the board of directors. The board's recommendations are set forth below together with the description of the proposals in this proxy statement. The board recommends a vote in favor of the election of two directors to serve one-year terms or until their successors are duly qualified and elected. The board of directors has unanimously nominated these persons for election as directors. The board also recommends a vote in favor of our amended 2004 Amended Incentive Equity Plan. The board also recommends a vote in favor of the amendment to our Restated Articles of Incorporation to increase the number of authorized shares of Common Stock and to increase the number of authorized shares of Preferred Stock. The Board of Directors has unanimously approved each of the 2004 Amended Incentive Equity Plan and the Charter amendment, subject to stockholder approval. Additionally, the board recommends a vote in favor of the ratification of KPMG LLP as our independent auditor for 2007.

With respect to any other matters that properly come before the Meeting, the proxy holders will vote as recommended by the board of directors, or, if no recommendation is given, in their own discretion. The board of directors does not know of any other business to be presented at the Meeting.

How are abstentions and broker non-votes treated?

Brokers and other nominee holders holding shares of record for their customers generally are not entitled to vote on certain matters unless they receive voting instructions from their customers. "Broker non-votes" means those votes that could have been cast on the matter in question by brokers and other nominee holders with respect to uninstructed shares if the brokers and other nominee holders had received their customers' instructions. "Uninstructed shares" means those shares (i) held by a broker or other nominee who has not received instructions from its customers on the matters and (ii) the broker or other nominee has so notified the Company on a proxy form in accordance with industry practice or has otherwise advised the Company that the nominee lacks voting authority.

The effect of broker non-votes and abstentions is described below in "Proposal 1: Election of Directors", "Proposal 2: Approval of the Company's 2004 Amended Incentive Equity Plan", "Proposal 3: Amendment to Restated Articles of Incorporation to Increase Authorized Shares", and "Proposal 4: Ratification of Auditors".

Do stockholders have any appraisal rights?

No, stockholders do not have any appraisal rights with respect to the matters to be voted upon at the Meeting.

PROPOSAL 1: ELECTION OF DIRECTORS

In accordance with our Amended By-Laws and Restated Articles of Incorporation, the directors are elected to one-year terms and hold office until their successors are duly elected and qualified. Each of our two directors is nominated for election in 2007. The following table presents information concerning our directors who are being nominated for terms expiring at the annual meeting of stockholders in 2008. Each nominee has consented to serve as a director, if elected.

Nominees for Election

Bruce I. Benn, 53, joined our Company in 1999 and has been a Director, President, Chief Executive Officer since April 2005 and in addition to these positions has been Secretary since February 2004. Prior to this he was a Director, Executive Vice President and Secretary since February 2004. He oversees key management and strategic decisions as well as all aspects of corporate finance and has been principally responsible for arranging the $22 million of capital for the Company from 1999 to date. Since 1989, he is the President, Director and co-founder of Capital House Corporation, a boutique investment bank that has provided and/or arranged early and mid stage venture capital and hands-on managerial assistance to a portfolio of leading technology software companies. Mr. Benn was also a founder, Director and Officer of DevX Energy, Inc. from 1995 until it was sold to Comstock Resources Inc. in 2001 for over $120 million. From 1980 to 1993, he was with Corporation House Ltd., where he was a Vice President and a Director from 1985 to 1993. He is an attorney and holds a Masters of Law degree from the University of London, England, a Baccalaureate of Laws from the University of Ottawa, Canada, and a Bachelor of Arts in Economics from Carleton University in Ottawa, Canada.

Ronald I. Benn, 52, was appointed a Director, Chief Financial Officer and Treasurer in February 2004. Prior to this he was Chief Financial Officer of Coast Software, a position he held since September 2000 and where he was directly involved in raising more than $7 million in capital. From 1995 to June 30, 2007, he was a Director of Telemus Electronics. From 1995 until 2000 he was Chief Financial Officer of DevX Energy, Inc., a former publicly traded company on the NASDAQ exchange. He is a co-founder, Officer and Director of Capital House Corporation since 1989. He has over 20 years' experience in senior finance positions, having begun his career in 1980 with Clarkson Gordon (now Ernst & Young) in the audit department. He holds a Chartered Accountant designation with the Institute of Chartered Accountants of Ontario (1982), and bachelor of commerce and bachelor of science degrees.

Ronald I. Benn is the brother of Bruce I. Benn. None of the nominees is considered independent under the definition used by the NASDAQ Global Market.

The affirmative vote of a plurality of the shares of Common Stock represented at the annual meeting will be required to elect each of these nominees. Votes may be cast in favor of or withheld with respect to each nominee. Abstentions and broker non-votes will not be taken into account in determining the outcome of the election.

For information relating to Common Stock owned by each of the directors see "Security Ownership of Certain Beneficial Owners and Management."

The board of directors recommends a vote FOR the election of the nominees for directors named above.

**PROPOSAL 2: AMENDMENT TO RESTATED ARTICLES OF INCORPORATION
TO INCREASE AUTHORIZED SHARES**

General

Our Restated Articles of Incorporation, as amended (the "Charter"), as currently in effect, provide that the total number of shares of capital stock that we are authorized to issue is 107,000,000, consisting of 100,000,000 shares of Common Stock and 7,000,000 shares of Preferred Stock. On June 11, 2007, subject to approval by our stockholders, our board of directors approved an amendment to the Charter to increase the number of shares of capital stock that we are authorized to issue to 350,000,000, consisting of 300,000,000 shares of Common Stock and 50,000,000 shares of Preferred Stock (the "Amendment").

Description of Securities

Common Stock

Holders of our Common Stock are entitled to dividends, if any, as our board of directors may declare from time to time from legally available funds, subject to the preferential rights of the holders of any shares of our Preferred Stock that we may issue in the future. Except as otherwise required by law, the holders of our Common Stock are entitled to one vote per share on any matter to be voted upon by stockholders. Our bylaws require that a majority of our issued and outstanding shares need be represented, in person or by proxy, to constitute a quorum and to transact business at a stockholders' meeting.

Our Charter denies cumulative voting rights in connection with the election of directors. Accordingly, directors will be elected by a plurality of the shares voting once a quorum is present. Our Charter denies preemptive rights to all holders of Common Stock to subscribe for, purchase or acquire additional shares of capital stock issued in the future.

Upon our voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding up of our affairs, the holders of our Common Stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and subject to prior distribution rights, if any, on shares of Preferred Stock that we may issue in the future. All of the outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

Under our Charter, our board of directors, without further action by our stockholders, is authorized to issue shares of Preferred Stock in one or more series. The board of directors may designate the preferred shares as to series, preferences, limitations and other provisions as the board of directors may designate from time to time. The Preferred Stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our Common Stock.

Anti-Takeover Provisions of our Restated Articles of Incorporation, Bylaws and Nevada Law

Provisions with Anti-Takeover Implications

A number of provisions of our Charter and bylaws concern how we are governed and your rights as stockholders. Under our Charter, our board of directors may issue Preferred Stock and set the voting rights, conversion rights, preferences, and other terms of the Preferred Stock. These provisions and certain provisions of Nevada law could be deemed to discourage takeover attempts not first approved by our board of directors, including takeovers which may be considered by some stockholders to be in their best interests. Any discouraging effect upon takeover attempts could potentially depress the market price of our Common Stock or cause temporary fluctuations in the market price of the Common Stock that otherwise could result from actual or rumored takeover attempts. These provisions could also delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to our stockholders. These provisions could also discourage or make more difficult a merger, tender offer, proxy contest or other takeover attempt, even if they could be favorable to the interests of our stockholders, and could potentially depress the market price of our Common Stock.

Special Meetings of Stockholders

Our bylaws provide that special meetings of our stockholders may be called by our president, by a majority of our board of directors or upon the written request of the holders of a majority of the then outstanding Common Stock entitled to vote at the meeting.

Stockholder Action by Written Consent

Our bylaws provide that whenever a vote of our stockholders is required or permitted to be taken to authorize or approve any action, other than the election of directors, such action may be taken without a stockholders' meeting if approved by written consent of the holders of at least a majority of the voting power of the stockholders, except where a greater proportion of voting power is required, in which case such greater proportion of written consents by the stockholders will be required. Our bylaws also provide that the bylaw provision allowing stockholder action by written consent will not supersede any specific provision relating to action by written consent of stockholders under Nevada law. Nevada law provides that, unless otherwise provided in the articles of incorporation or the bylaws, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting if, before or after the action, a written consent approving the action is signed by stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for the approval of an action at a stockholders' meeting, then that proportion of written consents is required.

Amendments to Bylaws

Our bylaws provide that our bylaws may be altered, amended or repealed by our board of directors or by the affirmative vote of the holders of a majority of our capital stock entitled to vote at any meeting of stockholders.

Nevada Law

Nevada's statutes governing business combinations with interested stockholders and acquisitions of control shares may prohibit or delay mergers or other takeover or change in control attempts. This could discourage attempts to acquire us.

The statutes governing business combinations with interested stockholders prohibit an applicable Nevada corporation from entering into specified business combinations with an interested stockholder and its affiliates and associates for a period of three years after the date of the transaction in which the person became an interested stockholder. Business combinations may be completed prior to the expiration of the three-year period only if the business combination was approved prior to the time the interested stockholder attained such status, or if the interested stockholder attained such status with the approval of the board of directors. Under Nevada law, a business combination encompasses a wide variety of transactions with or caused by an interested stockholder or its affiliates or associates, including mergers, asset sales, and other transactions in which an interested stockholder receives or could receive a financial benefit. An interested stockholder means the beneficial owner of 10% or more of the voting shares of a corporation or one of its affiliates or associates. The Nevada statutes governing business combinations with interested stockholders may have an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our Common Stock.

Nevada's statutes governing acquisitions of control shares prohibit a stockholder, under certain circumstances, from voting shares of a corporation's stock after crossing certain threshold ownership percentages, unless the stockholder obtains the approval of the target corporation's disinterested stockholders. Once a stockholder crosses one of these thresholds, those shares acquired within 90 days become control shares and are deprived of the right to vote until disinterested stockholders restore the right. If the voting rights are restored and the stockholder has a majority or more of all voting power, any stockholder who did not vote in favor of authorizing voting rights is entitled to demand fair value for its shares. These statutes apply only to Nevada corporations doing business in the state and that have at least 200 stockholders, at least 100 of whom are stockholders of record and residents of Nevada.

Reasons for Amendment

As of July 9, 2007 we had 47,567,597 shares of Common Stock outstanding. In addition, we have reserved 6,305,000 shares of Common Stock issuable upon the exercise of stock options that have been granted, 7,283,333 shares of Common Stock issuable upon the exercise of outstanding warrants and approximately 38,666,667 shares of Common Stock issuable upon the exercise of outstanding convertible notes, as we more fully described below. If all reserved shares were issued we would have 99,822,597 shares of Common Stock outstanding. We currently have no shares of Preferred Stock outstanding.

In connection with various financing transactions, debt repayment transactions and consulting transactions, we have issued warrants for the purchase of our Common Stock and convertible notes. As of July 9, 2007, warrants for the purchase of an aggregate of 7,283,333 shares of Common Stock were outstanding. As of July 9, 2007 we had issued to accredited investors an aggregate of $2,200,000 in 10% convertible notes that are currently convertible into our common stock. Of this amount, $400,000 are convertible at a ratio of one share of Common Stock for each $0.03 of debt converted, $1,100,000 are convertible at a ratio of one share of Common Stock for each $0.06 of debt converted, and $700,000 are convertible at a ratio of one share of Common Stock for each $0.10 of debt converted. These 10% convertible notes payable mature at various dates, commencing with October 22, 2007 through June 21, 2009. If the aggregate amount of these 10% convertible notes payable is converted on the maturity date, we would be required to issue a total of approximately 38,666,667 shares of Common Stock to the holders of these notes.

In addition, we have issued to accredited investors an aggregate of $835,000 principal amount in 10% convertible notes that are not currently convertible (the "New Notes"). New Notes in an original principal amount of $810,000 mature on June 21, 2009, and the remainder ($25,000 principal amount) mature on October 22, 2007. All of the New Notes are unsecured and bear interest at the rate of 10% per annum and interest is payable in cash or shares of Common Stock, at our option. We will default on the New Notes if we fail to pay the New Notes in accordance with their terms or in certain bankruptcy events. The New Notes do not include any terms as to redemption or provide for a sinking fund or retirement. We do not have the right to prepay any of the New Notes. These notes are not currently convertible into Common Stock, but the principal of and any accrued and unpaid interest on the New Notes will be convertible into Common Stock at a ratio of one share of Common Stock for each $0.06 of debt converted, but only at such time as the authorized number of shares of Common Stock is at least 120,000,000. If the proposal to approve the Amendment is approved, the New Notes will become convertible into up to approximately 16,596,806 shares of Common Stock. The New Notes include a provision, waivable by the holder on 61 days prior written notice to us, that limits a holder's ability to convert the New Notes to the extent that conversion would result in beneficial ownership by the holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock. If the New Notes become convertible and they are converted in full, our stockholders' equity could increase up to approximately $1 million, and our liabilities could decrease by a corresponding amount. The conversion would not impact our assets or our statement of cash flows. The conversion of the New Notes could impact our statement of operations to the extent of any gain or loss on the conversion, however the amount of such gain or loss, if any, is not determinable at this time.

Risks Associated with the Increase in Authorized Shares

The common stock authorized will have rights identical to the currently outstanding Common Stock. The issuance of additional authorized but un-issued and not reserved shares of Common Stock may dilute the voting power and equity interest of present shareholders. If the proposal to approve the Amendment is approved, as a consequence of the increase in the number of shares of Common Stock we are authorized to issue, we will have a sufficient number of shares authorized such that up to approximately 16,596,806 shares will be issuable on conversion of $835,000 of the New Notes that are not currently convertible. Without the approval of the Amendment, the New Notes may not be converted into shares. In addition, the board of directors believes that it would be prudent for the Company to have the ability to issue additional shares of common stock, securities that are convertible into shares of common stock such as convertible debt, convertible preferred stock and warrants to purchase common stock, and additional stock options pursuant to our option plans in order to continue to fund operations and to refinance existing debt obligations, or to fund the expansion of our business, and the acquisition of other businesses or assets. We believe it is prudent business practice to provide the flexibility to do so if and when the board of directors deems it advisable. The issuance of any additional shares will result in dilution of the interests of our existing shareholders.

Additional authorized but un-issued shares of common stock or preferred stock might also be used in the context of a defense against or response to possible or threatened hostile takeovers. Our board of directors has determined, however, that the advantages of the additional authorized shares outweigh any potential disadvantages. Our board of directors has determined that approval of the increase in the authorized shares is in the best interest of the shareholders because it would facilitate our business and financial purposes in the future without the necessity of delaying such activities for further stockholder approvals, except as may be required in a particular case by Nevada law, or the listing and continued listing requirements of any securities trading system or exchange on which our securities may become listed in the future.

Form of Amendment

If the Amendment is approved, the first sentence of Article IV of the Charter would be amended to read as follows:

The Corporation is authorized to issue a total of 350,000,000 shares, consisting of 50,000,000 shares of Preferred Stock having a par value of $.001 per share (hereinafter the "Preferred Stock"), and 300,000,000 shares of Common Stock, par value $.001 per share (hereinafter the "Common Stock").

Approval

Stockholders holding shares in the Company entitling them to exercise at least a majority of the voting power must vote in person or by proxy in favor of the Amendment in order to be approved by our stockholders. An abstention will have the same effect as a negative vote on the proposal**.** In addition, a broker non-vote will have the effect of a negative vote because shares held by brokers will not be entitled to vote on this matter.

The board of directors recommends a vote FOR the approval of the Amendment.

PROPOSAL 3: APPROVAL OF THE
COMPANY'S 2004 AMENDED INCENTIVE EQUITY PLAN

Our stockholders are being asked to approve an amendment and restatement of the 2004 Incentive Equity Plan as amended and restated (the "Amended Plan"). The purposes of this amendment and restatement are (i) to increase the authorized number incentive stock options that may be issued under the Amended Plan from three million, eighty seven thousand, six hundred ninety-eight (3,087,698) to six million, eighty seven thousand, six hundred ninety-eight (6,087,698) (ii) to increase the maximum number of options that may be granted to an individual; and (iii) to make changes to comply with recent changes to laws. In conjunction with the existing Amended and Restated Incentive Equity Plan, approved by the stockholders on February 25, 2005 which allows the Company to issue up to three million nine hundred and twelve thousand, three hundred and two (3,912,302) stock options, if the stockholders approve the Amendment, the Company would be able to issue a total of ten million (10,000,000) stock options. There are also amendments that will bring the 2004 Plan into compliance with current regulations.

The purpose of the Amended Plan is to attract and to retain the services of employees, consultants and outside directors of the Company and its subsidiaries and to provide such persons with a proprietary interest in the Company through the granting of incentive stock options, non-qualified stock options, restricted stock and performance awards whether granted singly, or in combination, or in tandem, that will increase the interest of such persons in the Company's welfare and success; furnish an incentive to such persons to continue their services for the Company; and provide a means through which the Company may attract able persons as employees ,consultants and outside directors. Only employees may receive incentive stock options.

On June 11, 2007 the board of directors adopted the Amended Plan, subject to stockholder approval. The Amended Plan must receive the affirmative vote of the holders of a majority of the shares having voting power present or represented in person or by proxy at the Meeting in order to be approved by our stockholders. An abstention will have the same effect as a negative vote on the proposal to approve the Amended Plan. However, a broker non-vote will not be counted as a vote cast at the Meeting because shares held by brokers will not be considered entitled to vote on this matter, and therefore, a broker non-vote will the effect of reducing the total number of shares from which a majority is calculated.

The board of directors unanimously recommends a vote FOR the proposal to approve the 2004 Amended Incentive Equity Plan. Unless otherwise instructed, the enclosed proxy will be voted FOR such proposal. The approval of this proposal is contingent on the approval of the stockholders of Proposal 2.

The following is a summary of the material provisions of the Amended Plan. The summary is subject to the terms of the Amended Plan, a copy of which is attached as Appendix "A" to this proxy statement.

Administration and Eligibility

The Amended Plan is administered by the board of directors and by the compensation and stock option committee of the board of directors (the "Committee"). Subject to the provisions of the Amended Plan, the Committee has the authority to determine and designate from time to time the eligible persons to whom awards will be granted and shall set forth in each related award agreement the award period, the date of grant, and such other terms, provisions, limitations, and performance requirements, as approved by the Committee. The Committee shall interpret the Amended Plan, prescribe, amend, and rescind rules and regulations relating to the Amended Plan, and make all other determinations in the judgment of the Committee necessary or desirable for the administration and purposes of the Amended Plan.

Stock options or restricted stock, may be granted to persons who are, at the time of grant, officers of, employees of (including an employee who is a director), or consultants or advisors to, or outside directors of the Company. However, incentive stock options may be granted only to employees. As of June 11, 2006, approximately 9 employees and consultants and outside directors were eligible to receive awards under the Amended Plan.

Number of Shares

The maximum number of shares of Common Stock that may be delivered pursuant to awards granted under the Amended Plan, as amended, is six million, eighty seven thousand, six hundred ninety-eight (6,087,698) shares, plus, as set forth in Article 5 of the Amended Plan, any shares that are forfeited or exchanged, repurchased on the open market or surrendered as payment for the exercise price. In the event of certain mergers, sales of assets, reorganizations, consolidations, recapitalizations, stock dividends or other changes in corporate structure affecting our Common Stock, the Committee must make an equitable substitution or adjustment in the aggregate number of shares reserved under the Amended Plan and in the number of shares exercisable under, and the exercise price of, outstanding options under the Amended Plan. The maximum number of shares of Common Stock with respect to all grants or awards, which may be granted to any one participant under the Amended Plan, is 1,500,000 per calendar year. The maximum number of shares of common stock that may be delivered pursuant to incentive stock options to any one participant under the 2004 Plan by the Amendment is three million (3,000,000) shares.

Awards

The Committee has authority to grant stock options restricted stock and performance awards. These awards can be granted to employees, consultants and outside directors of the Company. Each type of award is described herein.

Exercise Price and Terms of Stock Options

The Committee has the authority to grant incentive stock options and non-qualified stock options to employees, consultants and outside directors of the Company. The Committee, with respect to stock options, selects the exercise price per share of stock, provided the exercise price cannot be less than (a) 110% of fair market value per share for incentive stock options granted to a holder of more than 10% of the Company's capital stock, and (b) 100% of fair market value for incentive stock options and non-qualified stock options generally. The option price may be paid in cash or Common Stock owned by the optionee as provided in the Amended Plan. The Committee shall also determine the expiration of the option period within the requirements of the Amended Plan. No stock options shall be exercisable later than five years after the date on which the option is granted. Incentive stock options granted to a holder of more than 10% of the Company's capital stock, shall terminate no later than five years after the date on which the option is granted. In all cases, options shall be subject to earlier termination as provided in the Amended Plan.

Incentive stock options are nontransferable other than by will or the laws of descent and distribution. The Committee may, in its discretion, authorize all or a portion of a non-qualified stock option to be granted to a participant to be on terms which permit transfer by such participant to certain recipients as provided in Section 17.7 of the Amended Plan. The Committee has the authority under the Amended Plan to establish the option vesting schedule. The Committee, in its sole discretion, may determine that an award will be immediately vested and/or exercisable, in whole or in part, or that all or any portion may not be vested and/or exercised until a date, or dates, subsequent to its date of grant, or until the occurrence of one or more specified events, subject in any case to the terms of the Amended Plan. If the Committee imposes conditions upon vesting or exercise, then subsequent to the date of grant, the Committee may, in its sole discretion, accelerate the date on which all or any portion of the incentive may be vested or exercised.

In the event that a holder of an award shall cease to serve as an employee, consultant or outside director of the Company, for any reason, such holder may only exercise the stock option as determined by the Committee and provided in the award agreement.

The Committee has authority, with the consent of the effected optionee, to cancel or amend any outstanding options under the Amended Plan and to grant substitution options covering the same or a different number of shares of Common Stock and having an exercise price per share which may be lower or higher than the exercise price per share of the outstanding options.

Restricted Stock

The Committee may award restricted stock grants ("Restricted Stock"). Restricted Stock consists of shares that are transferred or sold by the Company to a participant, but are subject to substantial risk of forfeiture and to restrictions on their sale or other transfer by the participant. The Committee determines the eligible participants to whom, and the time or times at which, grants of Restricted Stock will be made, the number of shares to be granted, the price to be paid, if any, the time or times with which the shares covered by such grants will be subject to forfeiture, the time or times at which the restrictions will terminate, and all other terms and conditions of the grants. Restrictions or conditions could include, but are not limited to, the attainment of performance goals (as described below), continuous service with the Company, the passage of time or other restrictions or conditions. The Committee may, in its discretion, authorize all or a portion of a restricted stock grant to be granted to a participant on terms which permits transfer by such participant as provided in Section 17.7 of the Plan.

Performance Awards

The Committee may grant performance awards payable in cash or shares of common stock at the end of a specified performance period. Payment will be contingent upon achieving pre-established performance goals (as discussed below) by the end of the performance period. The Committee will determine the length of the performance period, the maximum payment value of an award, and the minimum performance goals required before payment will be made. Subject to Committee discretion, a performance award will terminate for all purposes if the participant is not continuously employed by the Company at all times during the applicable performance period.

Other Awards

The Committee may grant other forms of awards payable in cash or shares of common stock if the Committee determines that such other form of award is consistent with the purpose and restrictions of the Amended Plan. The terms and conditions of such other form of award shall be specified by the grant. Such other awards may be granted for no cash consideration, for such minimum consideration as may be required by applicable law, or for such other consideration as may be specified by the grant.

Additional Rights in Certain Events

The Amended Plan provides for certain additional rights upon the occurrence of one or more events described in Article 14 of the Amended Plan. Subject to any required action by the stockholders, if the Company shall be the surviving or resulting corporation in any reorganization, merger, consolidation or share exchange, any award granted hereunder shall pertain to and apply to the securities or rights (including cash, property, or assets) to which a holder of the number of shares of Common Stock subject to the award would have been entitled. Notwithstanding the foregoing, however, all such awards may be canceled by the Company as of the effective date of any such reorganization, merger, consolidation or share exchange by giving notice to each holder thereof or his personal representative of its intention to do so and by permitting the purchase during the thirty (30) day period next preceding such effective date of all of the shares of Common Stock subject to such outstanding awards.

In the event of any reorganization, merger, consolidation or share exchange pursuant to which the Company is not the surviving or resulting corporation, there shall be substituted for each share of Common Stock subject to the unexercised portions of such outstanding awards, that number of shares of each class of stock or other securities or that amount of cash, property, or assets of the surviving, resulting or consolidated company which were distributed or distributable to the stockholders of the Company in respect to each share of Common Stock held by them, such outstanding awards to be thereafter exercisable or such stock, securities, cash, or property in accordance with their terms.

Amendment and Termination

The board of directors may at any time modify or amend the Amended Plan in any respect, without the consent of the holders of any awards, provided that no amendment for which stockholder approval is required either (i) by any securities exchange or inter dealer quotation system on which the Company's common stock is listed; or (ii) in order for the Amended Plan and incentives awarded under the Amended Plan to continue to comply with Section 162(m), 421 or 422, to the extent applicable, of the Internal Revenue Code of 1986, as amended (the "Code"), including any successors to such Sections, shall be effective unless such amendment shall be approved by the requisite vote of the stockholders of the Company entitled to vote. Any such amendment shall, to the extent deemed necessary or advisable by the Committee, be applicable to any outstanding awards granted under the Amended Plan, notwithstanding any contrary provisions contained in any stock option agreement. In the event of any such amendment to the Amended Plan, the holder of any award outstanding under the Amended Plan shall, upon request of the Committee and as a condition to the exercisability, execute a conforming amendment in the form prescribed by the Committee to any award agreement.

Unless sooner terminated by action of the board of directors, the Amended Plan will terminate on January 1, 2011, but awards granted before that date will continue to be effective in accordance with their terms and conditions.

Amended Plan Benefits

It is neither possible to state the individuals who will receive grants of awards under the Amended Plan in the future, nor the amount of awards that will be granted under the Amended Plan, as amended. As of June 22, 2007 no stock options have been granted under the 2004 Incentive Equity Plan to Directors, Executive Officers or non-Executive Officers.

Federal Income Tax Consequences

The following is a summary of the United States federal income tax consequences that generally will arise with respect to awards granted under the Amended Plan and with respect to the sale of shares of Common Stock acquired under the Amended Plan. This summary does not purport to address all aspects of federal income taxation and does not describe state, local or foreign tax consequences. This discussion is based upon provisions of the Code, the Treasury Regulations, and judicial and administrative interpretations under the Code and Treasury Regulations, all as in effect as of the date hereof, and all of which are subject to change (possibly on a retroactive basis) or different interpretation.

New Law Affecting Deferred Compensation

In 2004, a new Section 409A was added to the Code to regulate all types of deferred compensation. If the requirements of Section 409A of the Code are not satisfied, deferred compensation and earnings thereon will be subject to tax as its vests, plus an interest charge at the underpayment rate plus 1% and a 20% penalty tax. Certain performance awards, stock options, and certain types of restricted stock are subject to Section 409A of the Code.

Incentive Stock Options

In general, a participant will not recognize taxable income upon the grant or exercise of an incentive stock option. Instead, a participant will recognize taxable income with respect to an incentive stock option only upon the sale of shares of Common Stock acquired through the exercise of the option ("ISO Shares").   However, when an incentive stock option is exercised and the fair market value of the ISO Shares exceeds the exercise price, then the excess will be a tax preference item for purposes of the federal alternative minimum tax calculation. The federal alternative minimum tax may produce significant tax repercussions depending upon the participant's particular tax status.

To the extent that the fair market value (determined as of the date of grant) of the shares of Common Stock with respect to which the participant's incentive stock options are exercisable for the first time during any year exceeds $100,000, the incentive stock options for the shares of Common Stock over $100,000 will be treated as non-qualified stock options, and not incentive stock options, for federal tax purposes, and the participant will recognize income as if the incentive stock options were non-qualified stock options.

Generally, the tax consequences of selling ISO Shares will vary with the length of time that the participant has owned the ISO Shares at the time they are sold. If the participant sells ISO Shares after having owned such shares for at least two years from the date the option was granted (the "Grant Date") and one year from the date the option was exercised (the "Exercise Date"), then the participant will recognize long-term capital gain in an amount equal to the excess of the sale price of the ISO Shares over the participant's tax basis in the ISO Shares. If the amount received is less than the participant's tax basis in the ISO Shares, then the participant will recognize long-term capital loss equal to the excess of the participant's tax basis over the sale price of the ISO Shares. Long term gains are currently taxed at a maximum rate of 15% and short term gains are currently taxed as ordinary income. Ordinary income is currently taxed at six rates, depending upon a taxpayer's income level.

If the participant sells ISO Shares for more than the fair market value of such shares on the exercise date prior to having owned such shares for at least two years from the Grant Date and one year from the Exercise Date (a "Disqualifying Disposition"), the participant will recognize ordinary compensation income for the tax year in which the Disqualifying Disposition occurs in an amount equal to the difference between the fair market value (or, if less, the sales price) of the stock on the date of exercise and the exercise price. The participant's basis in the ISO Shares will be increased by an amount equal to the amount treated as ordinary compensation income due to such Disqualifying Disposition. Any amount received in such Disqualifying Disposition over the participant's increased basis in the ISO Shares is treated as capital gain to the participant. This capital gain will be treated as short-term or long-term capital gain, depending upon how long the participant has held the shares. This capital gain will be a long-term capital gain if the participant has held the ISO Shares for more than one year prior to the date of sale. If the price received for the ISO Shares is less than the fair market value of the shares on the exercise date and the disposition is a transaction in which the participant sustains a loss which otherwise would be recognizable under the Code, then the amount of ordinary compensation income that the participant will recognize is the excess, if any, of the amount realized on the Disqualifying Disposition over the basis of the ISO Shares.

Non-qualified Stock Options

As in the case of an incentive stock option, a participant will not recognize taxable income upon the grant of a non-qualified stock option as long as the exercise price per share at the date of the grant is at least equal to the fair market value of each share as of the date of the grant. Additionally, the Company will not be entitled to a tax deduction by reason of such grant. Unlike the case of an incentive stock option, however, a participant who exercises a non-qualified stock option generally will recognize ordinary compensation income in an amount equal to the excess of the fair market value of the shares of Common Stock acquired through the exercise of the option ("NSO Shares") on the Exercise Date over the exercise price.

With respect to any NSO Shares, a participant's tax basis in the NSO Shares will be equal to the exercise price plus any income recognized upon the exercise of the option or income recognized on the grant if it is granted at less than the fair market value. Upon selling NSO Shares, a participant generally will recognize capital gain or loss in an amount equal to the excess of the sale price of the NSO Shares over the participant's tax basis in the NSO Shares. This capital gain or loss will be treated as short-term or long-term capital gain or loss, depending upon how long the participant has held the NSO Shares. The capital gain or loss will be a long-term gain or loss if the participant has held the NSO Shares for more than one year prior to the date of the sale. Long term gains are currently taxed at a maximum rate of 15% and short term gains are currently taxed as ordinary income. Ordinary income is currently taxed at six rates, depending upon a taxpayer's income level.

Special Rule if Exercise Price is Paid For in Common Stock

If a participant pays the exercise price of a non-qualified stock option with previously-owned shares of Common Stock and the transaction is not a Disqualifying Disposition of shares of Common Stock previously acquired under an incentive stock option, the number of shares of Common Stock received equal to the number of shares of Common Stock surrendered are treated as having been received in a tax-free exchange. The participant's tax basis and holding period for the shares of Common Stock received will be equal to the participant's tax basis and holding period for the shares of Common Stock surrendered. The number of shares of Common Stock received in excess of the number of shares of Common Stock surrendered will be treated as ordinary compensation income to the participant to the extent of their fair market value. The participant's tax basis in these shares of Common Stock will be equal to their fair market value on the Exercise Date, and the participant's holding period for such shares will begin on the Exercise Date.

If the use of previously acquired shares of Common Stock to pay the exercise price of a non-qualified stock option constitutes a Disqualifying Disposition of shares of Common Stock previously acquired under an incentive stock option, the participant will have ordinary compensation income as a result of the Disqualifying Disposition in an amount equal to the excess of the fair market value of the shares of Common Stock surrendered, determined at the time such shares of Common Stock were originally acquired on exercise of the incentive stock option, over the aggregate exercise price paid for such shares of Common Stock. As discussed above, a Disqualifying Disposition of shares of Common Stock previously acquired under an incentive stock option occurs when the participant disposes of such shares before having owned such shares for at least two years from the Grant Date and one year from the Exercise Date. The other tax results from paying the exercise price with previously-owned shares are as described above, except that the participant's tax basis in the shares of Common Stock that are treated as having been received in a tax-free exchange will be increased by the amount of ordinary compensation income recognized by the participant as a result of the Disqualifying Disposition.

Restricted Stock

A participant who receives a grant of Restricted Stock generally will recognize as ordinary income the excess, if any, of the fair market value of the shares of Common Stock granted at such time as the shares of Common Stock are no longer subject to forfeiture or restrictions (i.e. when they vest), over the amount paid, if any, by the participant for such shares of Common Stock. However, a participant who receives a grant of Restricted Stock may make an election under Section 83 (b) of the Code within 30 days of the date of transfer of the Restricted Stock to recognize ordinary income on the date of transfer of the Restricted Stock equal to the excess of the fair market value of the shares of Common Stock subject to the Restricted Stock grant (determined without regards to the restrictions on such shares of Common Stock) over the purchase price, if any, of such stock. If a participant does not make an election under Section 83(b) of the Code, then the participant will recognize as ordinary income any dividends received with respect to the Restricted Stock. At the time of sale of such stock, any gain or loss realized by the participant will be treated as either short-term or long-term capital gain (or loss) depending on the holding period. For purposes of determining any gain or loss realized, the participant's tax basis will be the amount previously taxable as ordinary income.

Performance Awards and Other Awards

In the case of an award of performance awards or other stock or cash awards, the participant will generally recognize ordinary income in an amount equal to any cash received and the fair market value of any shares received on the date of payment or delivery, provided that the award is exempt from or complies with Section 409A of the Code.

Federal Tax Withholding

Any ordinary compensation income realized by a participant in connection with an award is subject to withholding of federal, state and local income tax and to withholding of the participant's share of FICA and FUTA taxes. To satisfy this federal income tax withholding requirement, the Company will have the right to require that, as a condition to delivery of any certificate for shares of Common Stock, the participant remit to the Company an amount sufficient to satisfy the withholding requirements. Alternatively, the Company may withhold a portion of the cash or shares of Common Stock (valued at fair market value) that otherwise would be issued to the participant to satisfy all or part of the withholding tax obligations.

Withholding does not represent an increase in the participant's total income tax obligation, since it is fully credited toward his or her tax liability for the year. Additionally, withholding does not affect the participant's tax basis in the Common Stock. Compensation income realized and tax withheld will be reflected on Forms W-2 supplied by the Company to employees by January 31 of the succeeding year.

Deferred compensation that is subject to Section 409A of the Code is subject to federal income tax withholding if it does not conform with the requirements of Section 409A of the Code.

Tax Consequences to the Company

To the extent that a participant recognizes ordinary income in the circumstances described above, the Company will be entitled to a corresponding deduction provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Section 280G of the Code and is not disallowed by the $1,000,000 limitation on certain executive compensation under Section 162 (m) of the Code.

Million Dollar Deduction Limit and Other Tax Matters

The Company may not deduct compensation of more than $1,000,000 that is paid to an individual who, on the last day of the taxable year, is either the Company's chief executive officer or is among one of the four other most highly-compensated officers for that taxable year. The limitation on deductions does not apply to certain types of compensation, including qualified performance-based compensation. The Company intends that benefits in the form of stock options, stock related awards, and other performance-based awards will be constructed so as to constitute qualified performance-based compensation and, as such, will be exempt from the $1,000,000 limitation on deductible compensation.

If a participant's rights under the Amended Plan are accelerated as a result of a change in control and the participant is a "disqualified individual" under Section 280G of the Code, the value of any such accelerated rights received by such participant may be included in determining whether such participant has received an "excess parachute payment" under Section 280G of the Code, which could result in (i) the imposition of a 20% federal excise tax (in addition to federal income tax) payable by the participant on the value of such accelerated rights, and (ii) the loss of a compensation deduction which would otherwise be allowable to the Company or one of its subsidiaries as explained above.

PROPOSAL 4: RATIFICATION OF AUDITORS

The Company's board of directors has appointed KPMG LLP ("KPMG") to act as independent certified public accountants of the Company for the 2007 fiscal year. Stockholders are being asked to ratify this appointment. KPMG served as our independent auditors for the fiscal year ended December 31, 2006.

KPMG has informed us that they are independent with respect to our Company within the meaning of the applicable published rules and regulations of the Securities and Exchange Commission, the pronouncements of the Independence Standards Board, and Rule 101 of the American Institute of Certified Public Accountants' Code of Professional Conduct, including its interpretations and rulings.

Representatives of KPMG are expected to be present at the Meeting, will have the opportunity to make a statement if they so desire and will be available to respond to appropriate questions from stockholders.

The ratification of the appointment of KPMG must receive the affirmative vote of the holders of a majority of the shares having voting power present or represented in person or by proxy at the Meeting in order to be approved by our stockholders. Brokers have discretionary authority to vote on behalf of their customers regarding the proposed ratification, and therefore broker non-votes will have no effect on the outcome of the proposed ratification. However, an abstention will have the same effect as a negative vote on the proposed ratification.

The board of directors recommends a vote FOR the proposal to ratify the appointment of KPMG as our independent auditors for the fiscal year ending December 31, 2007.

A proposal to ratify this appointment is being presented to the stockholders at the Meeting because the board of directors believes that it is a good corporate practice to seek stockholder ratification of the selection of independent auditors. If the appointment of KPMG is not ratified, the board of directors will evaluate the basis for the stockholders' vote when evaluating whether to renew the firm's engagement.

The following table sets out fees billed by KPMG for audit and related services for each of the previous two fiscal years:

Description of services	Fees billed for 2006 fiscal year	Fees billed for 2005 fiscal year
Audit fees	$37,416	$35,216
Audit related fees	$66,876	$69,441

Audit-related fees were incurred in relation to our quarterly reports on Form 10-QSB.

We do not currently have an audit committee; however it is our policy to have all audit and audit-related fees pre-approved by the board of directors. All of the above fees were pre-approved by the board of directors.

We do not expect any representatives of KPMG LLP to be present at the Annual Meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of June 15, 2007, with respect to any person known by us to own beneficially more than 5% of our Common Stock, Common Stock beneficially owned by each of our officers named in "Executive Compensation," and each of our directors, and the amount of Common Stock beneficially owned by our officers and directors as a group.

Name & Address of Beneficial Owner	Number of Shares Beneficially Owned	Approximate Percent of Common Stock Outstanding (1)
Bruce Benn* (2) (6) (7)	3,580,000	7.7%
Ronald Benn* (2) (6) (8)	975,500	2.1%
All Executive Officers and Directors As a Group	4,455,500 (11)	9.6%
Leonid Frenkel (4) 401 City Avenue Suite 800 Bala Cynwyd, PA 19004	3,816,938	8.3%
Waycross Corp. (3) 29 Rue des Deux Communes 1226 Thonex-Geneva Switzerland	3,400,000	10.4%
Valdosta Corp. (2) P.O. Box 30592 Cayside, 2nd Floor, Harbour Drive Georgetown, Grand Cayman Cayman Islands, BWI	3,400,000	7.4%
Robert B. Prag (5) 12220 El Camino Real Suite 400 San Diego, CA 92130	2,554,825	5.6%

*Executive Officer and/or a Director.

(1)   Based upon 45,720,403 shares of common stock issued and outstanding as of June 15, 2007 and includes for each person the shares issuable upon exercise of the options and warrants owned by them.

(2)   Valdosta Corp. is a portfolio management corporation incorporated under the laws of the Cayman Islands. Bruce Benn has a beneficial interest in 2,650,000 of the shares owned of record by Valdosta Corporation. Accordingly, 2,650,000 shares of the 3,400,000 shares owned of record by Valdosta Corporation have been included as beneficially owned by him. Ronald Benn has a beneficial interest in 250,000 of the shares owned of record by Valdosta Corporation. Accordingly, 250,000 shares of the 3,400,000 shares owned of record by Valdosta Corporation have been included as beneficially owned by him.

(3)   Waycross Corp. is a portfolio management corporation incorporated under the laws of the Cayman Islands.

(4)   Includes (a) 2,654,106 shares of common stock held by Leonid Frenkel, and (b) 1,162,832 shares held by Triag Capital L.F group , LLC, an investment limited liability corporation in which Mr. Frenkel exercises shared voting and dispositive power. Based on information contained in Schedule 13G as filed by Mr. Frenkel and Triage Capital LF group, LLC on December 31, 2006.

(5)   Includes (a) 654,825 shares of common stock held by Robert B. Prag, and (b) 1,900,000 shares of common stock held by The Del Mar Consulting Group, an investment company over which Mr. Prag exercises voting and dispositive power.

Based on information contained within the Schedule 13G, as filed by Mr. Prag and the Del Mar Consulting Group Inc. on January 16, 2007.

(6)   Capital House Corporation is incorporated under the laws of Canada. Includes 400,000 shares of common stock issuable to Capital House Corporation upon exercise of the warrants owned by it. Bruce Benn and Ron Benn each has a beneficial interest in the shares of Capital House Corporation, and in 100,000 warrants owned of record by Capital House Corporation. Accordingly 100,000 warrants owned of record by Capital House Corporation have been included as beneficially owned by each of them. Bruce Benn and Ron Benn are brothers.

(7)   Includes (a) 30,000 shares held directly by Bruce Benn; (b) 2,650,000 shares owned of record by Valdosta Corporation; (c) 100,000 shares of common stock issuable pursuant to warrants held of record by Capital House Corporation; and (d) 300,000 shares issuable upon exercise of warrants held directly by Bruce Benn; and (e) 500,000 shares issuable upon exercise of options held directly by Bruce Benn. See footnotes (2) and (11).

(8)   Includes (a) 25,500 shares held directly by Ronald Benn, (b) 250,000 shares owned of record by Valdosta Corporation; (c) 100,000 shares of common stock issuable pursuant to warrants held of record by Capital House Corporation; and (d) 600,000 shares issuable upon exercise of options held directly by Ronald Benn. See footnotes (2) and (11).

DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information regarding the Company's directors and executive officers is set forth above under "Proposal One". The executive officers of the Company are elected by the board of directors.

Each of our directors and officers serves a term of one year or until his successor is appointed and qualified. None of our directors is independent within the meaning of the rules of the NASDAQ Global Market.

Stock Option Plans

The following table sets forth details regarding our Common Stock authorized for issuance under equity compensation plans as at December 31, 2006:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,447,302	$0.50	3,552,698
Total	3,447,302	$0.50	3,552,698

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* Stockholder approval of our Amended Plan is being sought at the upcoming Meeting to which this proxy statement relates.

We have granted options to purchase an aggregate of 1,597,302 shares of our Common Stock to certain employees and consultants pursuant to our Restated Plan. These options entitle the holders to purchase shares of Common Stock at an exercise price of $0.33 per share. The options vested immediately upon their issuance, and are exercisable until May 7, 2008. The Restated Plan authorizes a committee of our board of directors, which administers the plan, to grant stock options and stock appreciation rights to our employees and consultants.

We have granted options to purchase an aggregate of 1,850,000 shares of our Common Stock to certain employees and consultants pursuant to our 2004 Incentive Equity Plan. These options entitle the holders to purchase shares of Common Stock at an average exercise price of $0.65 per share. The options vested immediately upon their issuance, and are exercisable at various dates between April 30, 2009 and January 1, 2011. The 2004 Incentive Equity Plan authorizes a committee of our board of directors, which administers the plan, to grant stock options and stock appreciation rights to our employees and consultants.   The number of Common Stock reserved for issuance under the terms of the 2004 Incentive Equity Plan is 3,087,698.

Board and Committee Meetings

The business of the Company is managed under the direction of the board of directors. The board meets regularly to review Company related activities, transactions, developments, and to act on matters requiring board approval. The board also holds special meetings and acts by written consent as may be necessary. The board of directors of the Company held four meetings during 2006. Each incumbent director attended 100% of the aggregate of the total number of meetings of the board of directors during the period for which he was a director.

The Company's board of directors has no standing committees.

Audit Committee

The Securities and Exchange Commission has adopted rules to implement certain requirements of the Sarbanes-Oxley Act of 2002 pertaining to public company audit committees. One of the rules adopted by the Securities and Exchange Commission requires a company to disclose whether it has an "audit committee financial expert" serving on its audit committee and/or entire Board of Directors performs the function of an audit committee. Our board of directors has not yet established an audit committee. As such, our board has not yet appointed an audit committee financial expert. At this time, our board of directors believes it would be desirable to have an audit committee, and for the audit committee to have an audit committee financial expert serving on the committee. While informal discussions as to potential candidates have occurred, at this time no formal search process has commenced.

Compensation Committee

We have not established a compensation committee because we do not have any independent directors. As a result, our entire Board of Directors participates in consideration of officer and director compensation.

Nominating and Corporate Governance Committee

We have not established a Nominating and Corporate Governance Committee nor have we adopted a charter for the nominating process. Currently, the entire board performs the functions of a nominating committee, including identifying individuals qualified to become board members, recommending nominees to fill vacancies in the membership of the board as they occur and, prior to each annual meeting of stockholders, recommending director nominees for election at such meeting, making recommendations concerning the size and composition of the board, and conducting succession planning regarding the Chief Executive Officer and other senior officer positions of the Company. Board candidates are considered based upon various criteria, such as skills, knowledge, perspective, broad business judgment and leadership, relevant specific industry or regulatory affairs knowledge, business creativity and vision, experience, and any other factors appropriate in the context of an assessment of the needs of the board at that time. In addition, the board will consider whether the individual satisfies criteria for independence as may be required by applicable regulations and personal integrity and judgment. Accordingly, we seek to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities to the Company.

The board has the sole authority to retain, compensate and terminate any search firm or firms to be used in connection with the identification, assessment, and/or engagement of directors and director candidates. No such firm has been retained by the Company in the past.

The board will consider proposed nominees whose names are submitted to it by stockholders; however, it does not have a formal process for that consideration. The Company has not adopted a formal process because it believes that the informal consideration process has been adequate to date. The board intends to review periodically whether a more formal policy should be adopted. If a stockholder wishes to suggest a proposed name for board consideration, the name of that nominee and related personal information should be forwarded to the board, in care of the corporate Secretary, at least six months before the next annual meeting to assure time for meaningful consideration by the board. Stockholder nominees will be evaluated based upon the same criteria as a Board-recommended nominee.

As of June 30 2007, none of the members of the board of directors satisfied the "independence requirements" of the NASDAQ Stock Market.

Stockholder Communication with Board Members

Although the Company has not to date developed formal processes by which stockholders may communicate directly to directors, it believes that the informal process, in which stockholder communications which are received by the Secretary for the board's attention, or summaries thereof, will be forwarded to the board has served the board's and the stockholders' needs. In view of recently adopted Securities and Exchange Commission disclosure requirements relating to this issue, the board may consider development of more specific procedures. Until any other procedures are developed and posted on the Company's corporate website, any communications to the board of directors should be sent to it in care of the Secretary.

EXECUTIVE COMPENSATION

The following table shows all the cash compensation paid or to be paid by us or our subsidiaries, as well as certain other compensation paid or accrued, during the fiscal years indicated, to our chief executive officer and other executive officers who received total compensation in excess of $100,000 during the past fiscal year in all capacities in which the person served.

Summary Compensation Table

(a) Name and Principal Position	(b) Year	(c) Salary ($)	(d) Bonus ($)	(e) Stock Awards ($)	(f) Option Awards ($)	(g) Non—Equity Incentive Plan Compensation ($)	(h) Nonqualified Deferred Compensation Earnings ($)	(i) All Other Compensation ($)	(j) Total ($)
Benn, Bruce (1)	2006	105,847	0	0	0	0	0	0	105,847
	2005	99,146	0	0	264,562	0	0	0	363,708
Benn, Ronald (2)	2006	105,847	0	0	0	0	0	0	105,847
	2005	99,591	0	0	211,650	0	0	0	311,241
Maisonneuve, Andre (3)	2006	105,847	0	0	0	0	0	0	105.487
	2005	103,848	0	0	0	0	0	0	103,848

(1) Became Director, President and Chief Executive Officer and Secretary in May 2005. In addition, Mr. Benn served as Director, Executive Vice President and Secretary from February 2004 to May 2005.
(2) Became Director, Chief Financial Officer and Treasurer in February 2004.
(3) Became Director, Executive Vice President and Secretary in July 2001. In addition, Mr. Maisonneuve served as Chairman, President, Chief Executive Officer and Chief Financial Officer from January 2002 to February 2004 and as Chairman, President, Chief Executive Officer from January 2002 until May 2005. Mr. Maisonneuve retired effective December 31, 2006.

Outstanding Equity Awards

The following table shows the outstanding equity awards to our chief executive officer and other executive officers who have received total annual salary and bonus in excess of $100,000 during the past fiscal year, in all capacities in which the period served.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Un-Exercisable (#)	Equity Incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option Exercise Price ($)	Option Exercise Date	Number of Shares of Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)	Equity Incentive Plan Awards: Number of Unearned (#)	Equity Incentive Plan Awards Market Payout Value of Unearned Shares, Units of Stock or other Rights that have not Vested
Benn, Bruce	500,000	0	0	0.67	2010/06/30	0	0	0	0
Benn, Ronald	400,000	0	0	0.67	2010/06/30	0	0	0	0
Maisonneuve, Andre	0	0	0	0	--	0	0	0	0

Employment Agreements

The Company has entered into employment agreements with the following named executive officers:

Bruce Benn

In the event of termination of employment for any reason other than cause, Bruce Benn may receive 6 months base salary. In the event that there is a change of control, Bruce Benn may receive 12 months base salary. Bruce Benn's current base salary is set at C$120,000, which approximates US$110,000.

Ronald Benn

In the event of termination of employment for any reason other than cause, Ronald Benn may receive 6 months base salary. In the event that there is a change of control, Ronald Benn may receive 12 months base salary. Bruce Benn's current base salary is set at C$120,000, which approximates US$110,000.

Compensation of Directors

Currently, directors are not compensated for acting in their capacity as directors. Directors are reimbursed for their accountable expenses incurred in attending meetings and conducting their duties.

Section 16(a) Beneficial Ownership Reporting Compliance

To our knowledge, based solely on a review of such materials as are required by the Securities and Exchange Commission, none of our officers, directors or beneficial holders of more than 10% of our issued and outstanding shares of Common Stock failed to timely file with the Securities and Exchange Commission any form or report required to be so filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, during the year ended December 31, 2006.

Code of Ethics Policy

We have not yet adopted a code of ethics policy because we are a development stage company, in the early stages of operations. We intend to adopt a code of ethics policy in the future.

Certain Relationships and Related Transactions

Included in accrued liabilities at December 31, 2006 is $128,715 in accrued salaries payable to the directors and former director of the Corporation. Included in 12% promissory notes payable is $7,902 payable to MarchWind Capital Management Corporation, a company controlled by Ronald Benn, a director of the Corporation, and 18,438 payable to Bruce Benn, a director. Included in interest and finance charges for the year ended December 31, 2006 is $221 in accrued interest charges relating to these notes.

Effective July 1, 2004, our company entered into an agreement to sublease excess office space to Vector Wind Energy Inc., a related company. Vector Wind Energy Inc. is related to our company due to Ronald Benn being an officer and director of both companies. Included in accounts receivable at December 31, 2006 and 2005, is $nil and $5,508, respectively, in rent receivable pursuant to this sublease agreement. Sublease income for the years ended December 31, 2006 and 2005, respectively, of $31,808 and $29,709, has been recorded as a reduction of rental expense in the accounts of our company.

ANNUAL AND QUARTERLY REPORTS

The 2006 Annual Report on Form 10-KSB for the Company's fiscal year ended December 31, 2006, and the Quarterly Report on Form 10-QSB for the period ended March 31, 2007 are being mailed to each stockholder receiving this Proxy Statement. These reports do not form any part of the proxy solicitation material.

OTHER MATTERS

The board of directors does not intend to bring any other matters before the Meeting nor does the board of directors know of any matters, which other persons intend to bring before the Meeting. If, however, other matters not mentioned in this Proxy Statement properly come before the Meeting, the persons named in the accompanying form of proxy will vote thereon in accordance with the recommendation of the board of directors.

2007 ANNUAL MEETING

If any stockholder wishes to present a proposal to be considered for inclusion in the proxy materials to be solicited by the Company's board of directors with respect to the next annual meeting of stockholders, such proposal shall have been presented to the Company's management by ___, 2008 [120 days before the anniversary of mailing date], pursuant to Regulation 14a-8 under the Securities Exchange Act of 1934. Such proposals should be directed to the Company, 30 Metcalfe Street, Suite 620, Ottawa, Ontario, Canada K1P 5L4 Attention: Secretary.

With respect to stockholder proposals not included in the Company's proxy statement and form of proxy, the Company may utilize discretionary authority conferred by proxy in voting on any such proposals if, among other situations, the stockholder does not give timely notice of the matter to the Company by ____, 2008 [45 calendar days before anniversary of mailing date] within a 'reasonable time' before the Company mails its proxy materials for the 2005 annual meeting.

THE BOARD OF DIRECTORS ENCOURAGES STOCKHOLDERS TO ATTEND THE MEETING. WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE MEETING, PLEASE FILL IN, DATE, SIGN AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENCLOSED ENVELOPE TO WHICH NO POSTAGE NEED BE AFFIXED IF MAILED IN THE UNITED STATES. YOUR VOTE IS IMPORTANT. IF YOU ARE A STOCKHOLDER OF RECORD AND ATTEND THE MEETING AND WISH TO VOTE IN PERSON, YOU MAY WITHDRAW YOUR PROXY AT ANY TIME PRIOR TO THE VOTE.

By Order of the Board of Directors
Dated: [*], 2007

Bruce Benn
President, Chief Executive Officer
and Chairman of the Board of Directors

ANNEX A

2004 AMENDED INCENTIVE EQUITY PLAN

Validian Corporation

2004 AMENDED INCENTIVE EQUITY PLAN

June 2007

Validian Corporation
2004 AMENDED INCENTIVE EQUITY PLAN

TABLE OF CONTENTS

Validian Corporation
2004 AMENDED INCENTIVE EQUITY PLAN

The name of the plan is the 2004 AMENDED INCENTIVE EQUITY PLAN (the "***Plan***") of Validian Corporation, a Nevada corporation (the "***Company***"). On June 11, 2007, Validian's Board of Directors approved, subject to stockholder approval, this 2004 Amended Incentive Equity Plan. This 2004 Amended Incentive Equity Plan shall only be effective when approved by the Company's stockholders and only if the Authorized Capital of the Company is increased to 50,000,000 shares of preferred stock and 300,000,000 shares of common stock.

ARTICLE 1
PURPOSE

The purpose of the Plan is to attract and to retain the services of Employees, Consultants and Outside Directors of the Company and its Subsidiaries and to provide such persons with a proprietary interest in the Company through the granting of incentive stock options, non-qualified stock options, restricted stock, whether granted singly, or in combination, or in tandem, that will

(a)   increase the interest of such persons in the Company's welfare and success;
(b)   furnish an incentive to such persons to continue their services for the Company; and
(c)   provide a means through which the Company may attract able persons as Employees, Consultants and Outside Directors.

With respect to Reporting Participants, the Plan and all transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3 promulgated under the Securities Exchange Act of 1934 (the "***1934 Act***"). To the extent any provision of the Plan or action by the Committee fails to so comply, it shall be deemed null and void *ab initio*, to the extent permitted by law and deemed advisable by the Committee. No incentive stock options shall be issued to Consultants or Outside Directors of the Company.

ARTICLE 2
DEFINITIONS

Unless the context requires otherwise, for purposes of the Plan, the following terms shall have the meanings indicated:

"***Award***" means the grant of any Incentive Stock Option, Non-qualified Stock Option, Restricted Stock, or Performance Award whether granted singly, in combination or in tandem (each individually referred to herein as an "***Incentive***" or as **"*Award*"**).

"***Award Agreement***" means a written agreement between a Participant and the Company, which sets out the terms of the grant of an Award.

"***Award Period***" means the period during which one or more Incentives granted under an Award may be exercised.

"***Board***" means the board of directors of the Company.

"***Change of Control***" means any of the following, except as otherwise provided herein: (i) any consolidation, merger or share exchange of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company's Common Stock would be converted into cash, securities or other property of another entity, other than a consolidation, merger or share exchange of the Company in which the holders of the Company's Common Stock immediately prior to such transaction have the same proportionate ownership of Common Stock of the surviving entity immediately after such transaction; (ii) any sale, lease, exchange or other transfer (excluding transfer by way of pledge or hypothecation) in one transaction or a series of related transactions, of all or substantially all of the assets of the Company; (iii) the stockholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; (iv) the cessation of control (by virtue of their not constituting a majority of directors) of the Board by the individuals (the "**Continuing Directors**") who (x) at the date of this Plan were directors or (y) become directors after the date of this Plan and whose election or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors (1) then in office who were directors at the date of this Plan or (2) whose election or nomination for election was previously so approved; (v) the acquisition of beneficial ownership (within the meaning of Rule 13d-3 under the 1934 Act) of an aggregate of twenty percent (20%) of the voting power of the Company's outstanding voting securities by any person or group (as such term is used in Rule 13d-5 under the 1934 Act) who beneficially owned less than fifteen percent (15%) of the voting power of the Company's outstanding voting securities on the date of this Plan, or the acquisition of beneficial ownership of an additional five percent (5%) of the voting power of the Company's outstanding voting securities by any person or group who beneficially owned at least fifteen percent (15%) of the voting power of the Company's outstanding voting securities on the date of this Plan, provided, however, that notwithstanding the foregoing, an acquisition shall not constitute a Change of Control hereunder if the acquirer is (x) a trustee or other fiduciary holding securities under an employee benefit plan of the Company and acting in such capacity, (y) a Subsidiary of the Company or a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of voting securities of the Company or (z) any other person whose acquisition of shares of voting securities is approved in advance by a majority of the Continuing Directors; or (vi) in a Title 11 bankruptcy proceeding, the appointment of a trustee or the conversion of a case involving the Company to a case under Chapter 7. Notwithstanding the foregoing, in the event an Award issued under the Plan is subject to Section 409A of the Code, then, in lieu of the foregoing definition and to the extent necessary to comply with the requirements of Section 409A of the Code and the regulations and other guidance issued thereunder, the definition of "change of control" for purposes of such Award shall be the definition provided for under Section 409A of the Code and the regulations and other guidance issued thereunder.

"**Code**" means the Internal Revenue Code of 1986, as amended, or any successor legislation.

"**Committee**" means the committee appointed or designated by the Board to serve as the Compensation and Stock Option Committee (or a similarly named Committee generally intended to administer and oversee employee compensation plans such as the Plan) of the Board to administer the Plan in accordance with **Article 3** of this Plan.

"**Common Stock**" means the common stock, par value $0.001 per share, which the Company is currently authorized to issue or may in the future be authorized to issue, or any securities into which or for which the common stock of the Company may be converted or exchanged, as the case may be, pursuant to the terms of this Plan.

"**Company**" means Validian Corporation, a Nevada corporation, and any successor entity.

"**Consultant**" means any person, who is not an Employee, performing advisory or consulting services for the Company or a Subsidiary, with or without compensation, to whom the Company chooses to grant an Award in accordance with the Plan, provided that *bona fide* services must be rendered by such person and such services shall not be rendered in connection with the offer or sale of securities in a capital raising transaction. A Consultant shall not be eligible to receive Incentive Stock Options.

"**Date of Grant**" means the effective date on which an Award is made to a Participant as set forth in the applicable Award Agreement, which, for purposes of grants of Incentive Stock Options or Non-qualified Stock Options, shall always be a date after the date when the Committee has approved the terms of the Award, including, without limitation, the maximum number of shares that can be purchased pursuant to the Award, the exercise price, and the identity of the Participant. Notwithstanding the foregoing, solely for purposes of Section 16 of the 1934 Act and the rules and regulations promulgated thereunder, the Date of Grant of an Award shall be the date of stockholder approval of the Plan if such date is later than the effective date of such Award as set forth in the Award Agreement.

"**Employee**" means common law employee (as defined in accordance with the Regulations and Revenue Rulings then applicable under Section 3401(c) of the Code) of the Company or any Subsidiary of the Company.

"**Executive Officer**" means an officer of the Company or a Subsidiary subject to Section 16 of the 1934 Act or a "covered employee" as defined in Section 162(m)(3) of the Code.

"**Fair Market Value**" means, as of a particular date, (a) if the shares of Common Stock are listed on any established national securities exchange, the closing sales price per share of Common Stock on the consolidated transaction reporting system for the principal securities exchange for the Common Stock on that date, or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported, (b) if the shares of Common Stock are not so listed but are quoted on the NASDAQ National Market System, the closing sales price per share of Common Stock on the NASDAQ National Market System on that date, or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported, (c) if the Common Stock is not so listed or quoted, the mean between the closing bid and asked price on that date, or, if there are no quotations available for such date, on the last preceding date on which such quotations shall be available, as reported by NASDAQ, or, if not reported by NASDAQ, by the National Quotation Bureau, Inc., or (d) if none of the above is applicable, such amount as may be determined by the Board (acting on the advice of an Independent Third Party, should the Board elect in its sole discretion to utilize an Independent Third Party for this purpose), in good faith, to be the fair market value per share of Common Stock, taking into consideration all factors which the Board deems appropriate, including, without limitation, Section 409A of the Code and the regulations issued thereunder or, for purposes of Incentive Stock Options, Section 422 of the Code and the regulations and guidance issued thereunder.

"**Incentive Stock Option**" or "**ISO**" means an incentive stock option within the meaning of Section 422 of the Code, granted pursuant to this Plan. Incentive Stock Options shall only be granted to Employees. Consultants and Outside Directors are not eligible to receive Incentive Stock Options.

"**Independent Third Party**" means an individual or entity independent of the Company having experience in providing investment banking or similar appraisal or valuation services and with expertise generally in the valuation of securities or other property for purposes of this Plan. The Board may utilize one or more Independent Third Parties.

"**Non-qualified Stock Option**" or "**NQSO**" means a non-qualified stock option, granted pursuant to this Plan, which is not an Incentive Stock Option.

"**Option Price**" means the price, which must be paid by a Participant upon exercise of a Stock Option to purchase a share of Common Stock.

"**Outside Director**" means a director of the Company who is not an Employee. Outside Directors are not eligible to receive Incentive Stock Options.

"**Participant**" means an Employee, Consultant or Outside Director of the Company or a Subsidiary to whom an Award is granted under this Plan.

"**Performance Award**" means an Award hereunder of cash, shares of Common Stock, units or rights based upon, payable in, or otherwise related to, Common Stock pursuant to Section 6.3 hereof.

"**Performance Goal**" means any of the goals set forth in Section 6.5 hereof.

"**Plan**" means this Validian Corporation 2004 INCENTIVE EQUITY PLAN, as amended from time to time.

"**Reload Stock Option**" means a Non-qualified Stock Option or an Incentive Stock Option granted pursuant to Section 10.3(c) hereof.

"**Reporting Participant**" means a Participant who is subject to the reporting requirements of Section 16 of the 1934 Act.

"Restricted Stock" means shares of Common Stock issued or transferred to a Participant pursuant to Section 6.3 of this Plan which is subject to restrictions or limitations set forth in this Plan and in the related Award Agreement.

"**Retirement**" means any Termination of Service solely due to retirement upon attainment of age 65, or permitted early retirement as determined by the Committee.

"**Stock Option**" means a Non-qualified Stock Option or an Incentive Stock Option.

"**Subsidiary**" means (i) any corporation in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing a majority of the total combined voting power of all classes of stock in one of the other corporations in the chain, (ii) any limited partnership, if the Company or any corporation described in item (i) above owns a majority of the general partnership interest and a majority of the limited partnership interests entitled to vote on the removal and replacement of the general partner, and (iii) any partnership or limited liability company, if the partners or members thereof are composed only of the Company, any corporation listed in item (i) above or any limited partnership listed in item (ii) above. "**Subsidiaries**" means more than one of any such corporations, limited partnerships, partnerships or limited liability companies.

"**Termination of Service**" occurs when a Participant who is (i) an Employee of the Company or any Subsidiary ceases to serve as an Employee of the Company and its Subsidiaries, for any reason; (ii) an Outside Director of the Company or a Subsidiary ceases to serve as a director of the Company or its Subsidiaries for any reason; or (iii) a Consultant of the Company or a Subsidiary ceases to serve as a Consultant for any reason. Except as may be necessary or desirable to comply with applicable federal or state law, a "Termination of Service" shall not be deemed to have occurred when a Participant who is an Employee becomes an Outside Director or a Consultant or vice versa. If, however, a Participant who is an Employee and who has an Incentive Stock Option ceases to be an Employee but does not suffer a Termination of Service, and if that Participant does not exercise the Incentive Stock Option within the time required under Section 422 of the Code upon ceasing to be an Employee, the Incentive Stock Option shall thereafter become a Nonqualified Stock Option. Notwithstanding the foregoing, in the event an Award issued under the Plan is subject Section 409A of the Code, then, in lieu of the foregoing definition and to the extent necessary to comply with the requirements of Section 409A of the Code and the regulations and other guidance issued thereunder, the definition of "Termination of Service" for purposes of such Award shall be the definition of "separation from service" provided under Section 409A of the Code and the regulations and other guidance issued thereunder.

"**Total and Permanent Disability**" means a Participant is qualified for long-term disability benefits under the Company's disability plan or insurance policy; or, if no such plan or policy is then in existence (or the Participant is not eligible to participate in such plan or policy), that the Participant, because of ill health, physical or mental disability or any other reason beyond his or her control, is unable to perform his or her duties of employment for a period of six (6) continuous months, as determined in good faith by the Committee; provided that, with respect (i) to any Incentive Stock Option, Total and Permanent Disability shall have the meaning given it under the rules governing Incentive Stock Options under the Code; and (ii) to any other Award that is subject to Section 409A of the Code, Total and Permanent Disability shall have the meaning given to the term "disability" under Section 409A of the Code and the regulations and other guidance issued thereunder.

ARTICLE 3
ADMINISTRATION

The Plan shall be administered by the Board or such committee appointed by the Board (the "**Committee**"). The Committee shall consist of not fewer than two persons. Any member of the Committee may be removed at any time, with or without cause, by resolution of the Board. Any vacancy occurring in the membership of the Committee may be filled by appointment by the Board. At any time there is no Committee to administer the Plan, any reference in this Plan to the Committee shall be deemed to refer to the Board.

Membership on the Committee shall be limited to those members of the Board who are "non-employee directors" as defined in Rule 16b-3 of the Securities Exchange Act of 1934, as amended, and who are "outside directors" under Section 162(m) of the Code. The Committee shall select one of its members to act as its Chairman. A majority of the Committee shall constitute a quorum, and the act of a majority of the members of the Committee present at a meeting at which a quorum is present shall be the act of the Committee.

The Committee shall determine and designate from time to time the eligible persons to whom Awards will be granted and shall set forth in each related Award Agreement the Award Period, the Date of Grant, and such other terms, provisions, limitations, and performance requirements, as approved by the Committee, but not inconsistent with the Plan. The Committee shall determine whether an Award shall include one type of Incentive, two or more Incentives granted in combination, or two or more Incentives granted in tandem (that is, a joint grant where exercise of one Incentive results in cancellation of all or a portion of the other Incentive). Although the members of the Committee shall be eligible to receive Awards, all decisions with respect to any Award, and the terms and conditions thereof, to be granted under the Plan to any member of the Committee shall be made solely and exclusively by the other members of the Committee, or if such member is the only member of the Committee, by the Board.

The Committee, in its discretion, shall (i) interpret the Plan, (ii) prescribe, amend, and rescind any rules and regulations necessary or appropriate for the administration of the Plan, (iii) establish Performance Goals for an Award and certify the extent of their achievement, and (iv) make such other determinations and take such other action as it deems necessary or advisable in the administration of the Plan. Any interpretation, determination, or other action made or taken by the Committee shall be final, binding, and conclusive on all interested parties.

With respect to restrictions in the Plan that are based on the requirements of Rule 16b-3 promulgated under the 1934 Act, Section 422 of the Code, Section 162(m) of the Code, the rules of any exchange or inter-dealer quotation system upon which the Company's securities are listed or quoted, or any other applicable law, rule or restriction (collectively, "**applicable law**"), to the extent that any such restrictions are no longer required by applicable law, the Committee shall have the sole discretion and authority to grant Awards that are not subject to such mandated restrictions and/or to waive any such mandated restrictions with respect to outstanding Awards.

ARTICLE 4
ELIGIBILITY

Any Employee (including an Employee who is also a director or an officer), Consultant or Outside Director of the Company or any Subsidiary whose judgment, initiative, and efforts contributed or may be expected to contribute to the successful performance of the Company is eligible to participate in the Plan; provided that only Employees shall be eligible to receive Incentive Stock Options. The Committee, upon its own action, may grant, but shall not be required to grant, an Award to any Employee, Consultant or Outside Director of the Company or any Subsidiary. Awards may be granted by the Committee at any time and from time to time to new Participants, or to then Participants, or to a greater or lesser number of Participants, and may include or exclude previous Participants, as the Committee shall determine. Except as required by this Plan, Awards granted at different times need not contain similar provisions. The Committee's determinations under the Plan (including without limitation determinations of which Employees, Consultants or Outside Directors, if any, are to receive Awards, the form, amount and timing of such Awards, the terms and provisions of such Awards and the agreements evidencing same) need not be uniform and may be made by it selectively among Employees and Consultants who receive, or are eligible to receive, Awards under the Plan.

ARTICLE 5
SHARES SUBJECT TO PLAN

5.1   **Number Available for Awards.** Subject to adjustment as provided in **Articles 13** and **14**, the maximum number of shares of Common Stock that may be delivered pursuant to Awards granted under the Plan is 6,087,698 shares. Shares to be issued may be made available from authorized but unissued Common Stock, Common Stock held by the Company in its treasury, or Common Stock purchased by the Company on the open market or otherwise. During the term of this Plan, the Company will at all times reserve and keep available the number of shares of Common Stock that shall be sufficient to satisfy the requirements of this Plan. The maximum number of shares of Common Stock that may be delivered pursuant to Awards under the Plan that are Incentive Stock Option grants is three million (3,000,000) shares.

5.2   **Reuse of Shares.** To the extent that any Award under this Plan shall be forfeited, shall expire or be canceled, in whole or in part, then the number of shares of Common Stock covered by the Award or stock option so forfeited, expired or canceled may again be awarded pursuant to the provisions of this Plan. In the event that previously acquired shares of Common Stock are delivered to the Company in full or partial payment of the exercise price for the exercise of a Stock Option granted under this Plan, the number of shares of Common Stock available for future Awards under this Plan shall be reduced only by the net number of shares of Common Stock issued upon the exercise of the Stock Option. Awards that may be satisfied either by the issuance of shares of Common Stock or by cash or other consideration shall be counted against the maximum number of shares of Common Stock that may be issued under this Plan only during the period that the Award is outstanding or to the extent the Award is ultimately satisfied by the issuance of shares of Common Stock. Awards will not reduce the number of shares of Common Stock that may be issued pursuant to this Plan if the settlement of the Award will not require the issuance of shares of Common Stock. Notwithstanding any provisions of the Plan to the contrary, only shares forfeited back to the Company, shares canceled on account of termination, expiration or lapse of an Award, shares surrendered in payment of the exercise price of an option or shares withheld for payment of applicable employment taxes and/or withholding obligations resulting from the exercise of an option shall again be available for grant of Incentive Stock Options under the Plan, but shall not increase the maximum number of shares described in Section 5.1 above as the maximum number of shares of Common Stock that may be delivered pursuant to Incentive Stock Options.

ARTICLE 6
GRANT OF AWARDS

6.1   **In General**. The grant of an Award shall be authorized by the Committee and shall be evidenced by an Award Agreement setting forth the Incentive or Incentives being granted, the total number of shares of Common Stock subject to the Incentive(s), the Option Price (if applicable), the Award Period, the Date of Grant, and such other terms, provisions, limitations, and performance objectives, as are approved by the Committee, but (i) not inconsistent with the Plan and (ii) to the extent an Award issued under the Plan is subject to Section 409A of the Code, in compliance with the applicable requirements of Section 409A of the Code and the regulations or other guidance issued thereunder. The Company shall execute an Award Agreement with a Participant after the Committee approves the issuance of an Award. Any Award granted pursuant to this Plan must be granted within five (5) years of the date of adoption of this Plan. The Plan shall be submitted to the Company's stockholders for approval; however, the Committee may grant Awards under the Plan prior to the time of stockholder approval and shall not be effective until the Plan is approved by the stockholders. Any such Award granted prior to such stockholder approval shall be made subject to such stockholder approval. The grant of an Award to a Participant shall not be deemed either to entitle the Participant to, or to disqualify the Participant from, receipt of any other Award under the Plan.

6.2   **Maximum ISO Grants**. The Committee may not grant Incentive Stock Options under the Plan to any Employee which would permit the aggregate Fair Market Value (determined on the Date of Grant) of the Common Stock with respect to which Incentive Stock Options (under this and any other plan of the Company and its Subsidiaries) are exercisable for the first time by such Employee during any calendar year to exceed $100,000. To the extent any Stock Option granted under this Plan, which is designated as an Incentive Stock Option exceeds this limit or otherwise fails to qualify as an Incentive Stock Option, such Stock Option (or any portion thereof) shall be a Non-qualified Stock Option. To the extent any Stock Option granted under this Plan exceeds the limit in this Section, the options which shall qualify as Incentive Stock Options shall be determined by taking the options into account in the order in which they were granted until such maximum limit is reached and any option or portion of an option that becomes exercisable in that year that was granted after such limit was reached shall not be treated as an Incentive Stock Option, but shall be treated as a Non-qualified Stock Option.

6.3   **Restricted Stock.** If Restricted Stock is granted to or received by a Participant under an Award (including a Stock Option), the Committee shall set forth in the related Award Agreement: (i) the number of shares of Common Stock awarded, (ii) the price, if any, to be paid by the Participant for such Restricted Stock and the method of payment of the price, (iii) the time or times within which such Award may be subject to forfeiture, in whole or in part, or the schedule which determines when the Participant earns a vested interest in the shares of Common Stock subject to the Restricted Stock Award (iv) specified Performance Goals of the Company, a Subsidiary, any division thereof or any group of Employees of the Company, or other criteria, which the Committee determines must be met in order to remove any restrictions (including vesting) on such Award, and (v) all other terms, limitations, restrictions, and conditions of the Restricted Stock, which shall be consistent with this Plan and, to the extent an Award issued under the Plan is subject to Section 409A of the Code, in compliance with the applicable requirements of Section 409A of the Code and the regulations or other guidance issued thereunder. The provisions of Restricted Stock need not be the same with respect to each Participant. Each Participant who is awarded or receives Restricted Stock shall be issued a stock certificate or certificates in respect of such shares of Common Stock as such shares vest under the terms of the Award. Such certificate(s) shall be registered in the name of the Participant, and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, substantially as provided in Section 17.9 of the Plan.

Shares of Restricted Stock shall be subject to the following restrictions and conditions:

(i)   Subject to the other provisions of this Plan and the terms of the particular Award Agreements, during such period as may be determined by the Committee commencing on the Date of Grant or the date of exercise of an Award (the "Restriction Period"), the Participant shall not be permitted to sell, transfer, pledge or assign shares of Restricted Stock. Except for these limitations, the Committee may in its sole discretion, remove any or all of the restrictions on such Restricted Stock whenever it may determine that, by reason of changes in applicable laws or other changes in circumstances arising after the date of the Award, such action is appropriate.

(ii)   Except as provided in sub-paragraph (i) above or in the applicable Award Agreement, the Participant shall have, with respect to his or her Restricted Stock, all of the rights of a stockholder of the Company, including the right to vote the shares, and the right to receive any dividends thereon. Certificates for shares of Common Stock free of restriction under this Plan shall be delivered to the Participant promptly after, and only after, the Restriction Period shall expire without forfeiture in respect of such shares of Common Stock or after any other restrictions imposed on such shares of Common Stock by the applicable Award Agreement or other agreement have expired. Certificates for the shares of Common Stock forfeited under the provisions of the Plan and the applicable Award Agreement shall be promptly returned to the Company by the forfeiting Participant. Each Award Agreement shall require that (x) each Participant, by his or her acceptance of Restricted Stock, shall irrevocably grant to the Company a power of attorney to transfer any shares so forfeited to the Company and agrees to execute any documents requested by the Company in connection with such forfeiture and transfer, and (y) such provisions regarding returns and transfers of stock certificates with respect to forfeited shares of Common Stock shall be specifically performable by the Company in a court of equity or law.

(iii)   The Restriction Period of Restricted Stock shall commence on the Date of Grant or the date of exercise of an Award, as specified in the Award Agreement, unless otherwise established by the Committee in the Award Agreement setting forth the terms of the Restricted Stock, shall expire upon satisfaction of the conditions set forth in the Award Agreement; such conditions may provide for vesting based on such Performance Goals, as may be determined by the Committee in its sole discretion.

(iv)   Except as otherwise provided in the particular Award Agreement, upon Termination of Service for any reason during the Restriction Period, the nonvested shares of Restricted Stock shall be forfeited by the Participant. In the event a Participant has paid any consideration to the Company for such forfeited Restricted Stock, the Committee shall specify in the Award Agreement that either (i) the Company shall be obligated to, or (ii) the Company may, in its sole discretion, elect to, pay to the Participant, as soon as practicable after the event causing forfeiture, in cash, an amount equal to the lesser of the total consideration paid by the Participant for such forfeited shares or the Fair Market Value of such forfeited shares as of the date of Termination of Service, as the Committee, in its sole discretion shall select. Upon any forfeiture, all rights of a Participant with respect to the forfeited shares of the Restricted Stock shall cease and terminate, without any further obligation on the part of the Company.

6.4   **Performance Awards.**

(a)   The Committee may grant Performance Awards to any Participant upon such terms and conditions as shall be specified at the time of the grant and may include provisions establishing the performance period, the Performance Goals to be achieved during a performance period, and the maximum or minimum settlement values, provided that such terms and conditions are (i) not inconsistent with the Plan and (ii) to the extent a Performance Award issued under the Plan is subject to Section 409A of the Code, in compliance with the applicable requirements of Section 409A of the Code and the regulations or other guidance issued thereunder. Each Performance Award shall have its own terms and conditions. If the Committee determines, in its sole discretion, that the established performance measures or objectives are no longer suitable because of a change in the Company's business, operations, corporate structure, or for other reasons that the Committee deemed satisfactory, the Committee may modify the performance measures or objectives and/or the performance period. However, the Committee may not, in any event, increase the number of shares of Common Stock earned by any Executive Officer upon satisfaction of any Performance Goal. Performance Awards may be valued by reference to the Fair Market Value of a share of Common Stock or according to any formula or method deemed appropriate by the Committee, in its sole discretion, including, but not limited to, achievement of Performance Goals or other specific financial, production, sales or cost performance objectives that the Committee believes to be relevant to the Company's business and/or remaining in the employ of the Company for a specified period of time. Performance Awards may be paid in cash, shares of Common Stock, or other consideration, or any combination thereof. If payable in shares of Common Stock, the consideration for the issuance of such shares may be the achievement of the performance objective established at the time of the grant of the Performance Award.   If the Performance Award is to be in shares of Common Stock, the Performance Awards may provide for the issuance of the shares of Common Stock at the time of the grant of the Performance Award or at the time of the certification by the Committee that the Performance Goals for the performance period have been met; provided, however, if shares of Common Stock are issued at the time of the grant of the Performance Award and if, at the end of the performance period, the Performance Goals are not certified by the Committee to have been fully satisfied, then, notwithstanding any other provisions of this Plan to the contrary, the Common Stock shall be forfeited in accordance with the terms of the grant to the extent the Committee determines that the Performance Goals were not met. The forfeiture of shares of Common Stock issued at the time of the grant of the Performance Award due to failure to achieve the established Performance Goals shall be separate from and in addition to any other restrictions provided for in this Plan that may be applicable to such shares of Common Stock.   Performance Awards may be payable in a single payment or in installments and may be payable at a specified date or dates or upon attaining the performance objective. The extent to which any applicable performance objective has been achieved shall be conclusively determined by the Committee.

If it is determined to be necessary in order to satisfy Section 162(m) of the Code, at the time of the grant of a Performance Award (other than a Stock Option) and to the extent permitted under Section 162(m) of the Code and the regulations issued thereunder, the Committee shall provide for the manner in which the Performance Goals shall be reduced to take into account the negative effect on the achievement of specified levels of the Performance Goals which may result from enumerated corporate transactions, extraordinary events, accounting changes and other similar occurrences which were unanticipated at the time the Performance Goal was initially established.   In no event, however, may the Committee increase the amount earned under a Performance Award, unless the reduction in the Performance Goals would reduce or eliminate the amount to be earned under the Performance Award and the Committee determines not to make such reduction or elimination.

With respect to a Performance Award that is not intended to satisfy the requirements of Code Section 162(m), if the Committee determines, in its sole discretion, that the established performance measures or objectives are no longer suitable because of a change in the Company's business, operations, corporate structure, or for other reasons that the Committee deemed satisfactory, the Committee may modify the performance measures or objectives and/or the performance period.

(b)   Notwithstanding the foregoing, in order to comply with the requirements of Section 162(m) of the Code, no Participant may receive in any calendar year Performance Awards which have an aggregate value of more than $100,000, and if such Performance Awards involve the issuance of shares of Common Stock, said aggregate value shall be based on the Fair Market Value of such shares on the time of the grant of the Performance Award.

6.5   **Maximum Individual Grants**. No participant may receive during any calendar year of the Company Awards covering an aggregate of more than one million five hundred thousand (1,500,000) shares of Common Stock.

6.6   **Performance Goals.** Awards of Restricted Stock, Performance Awards and Other Awards (whether relating to cash or shares of Common Stock) under the Plan may be made subject to the attainment of Performance Goals relating to one or more business criteria, which, where applicable, shall be within the meaning of Section 162(m) of the Code, and consist of one or more or any combination of the following criteria: cash flow; cost; ratio of debt to debt plus equity; profit before tax; economic profit; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings per share; operating earnings; economic value added; ratio of operating earnings to capital spending; free cash flow; net profit; net sales; sales growth; price of the Company's Common Stock; return on net assets, equity or stockholders' equity; market share; or total return to stockholders ("Performance Criteria"). Any Performance Criteria may be used to measure the performance of the Company as a whole or any business unit of the Company and may be measured relative to a peer group or index. Any Performance Criteria may include or exclude (i) extraordinary, unusual and/or non-recurring items of gain or loss, (ii) gains or losses on the disposition of a business, (iii) changes in tax or accounting regulations or laws, or (iv) the effect of a merger or acquisition, as identified in the Company's quarterly and annual earnings releases. In all other respects, Performance Criteria shall be calculated in accordance with the Company's financial statements, under generally accepted accounting principles, or under a methodology established by the Committee prior to the issuance of an Award which is consistently applied and identified in the audited financial statements, including footnotes, or the Compensation Discussion and Analysis section of the Company's annual report. However, to the extent

Section 162(m) of the Code is applicable, the Committee may not in any event increase the amount of compensation payable to an individual upon the attainment of a Performance Goal.

6.7   **Tandem Awards**. The Committee may grant two or more Incentives in one Award in the form of a "***tandem award***," so that the right of the Participant to exercise one Incentive shall be canceled if, and to the extent, the other Incentive is exercised.

ARTICLE 7
OPTION PRICE

The Option Price for a Non-qualified Stock Option shall be such price as determined by the Committee; provided, however, such Option Price shall not be less than the Fair Market Value of such shares as of the Date of Grant. The Option Price for an Incentive Stock Option shall be at least one hundred percent (100%) of the Fair Market Value of the share on the Date of Grant. If an Incentive Stock Option is granted to an Employee who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than ten percent (10%) of the combined voting power of all classes of stock of the Company (or any parent or Subsidiary), the Option Price shall be at least one hundred and ten percent (110%) of the Fair Market Value of the Common Stock on the Date of Grant.

ARTICLE 8
AWARD PERIOD; VESTING

8.1   **Award Period**. Subject to the other provisions of this Plan, the Committee may, in its discretion, provide that an Incentive may not be exercised in whole or in part for any period or periods of time or beyond any date specified in the Award Agreement. Except as provided in the Award Agreement, an Incentive may be exercised in whole or in part at any time during its term. The Award Period for an Incentive shall be reduced or terminated upon Termination of Service in accordance with this **Article 8** and **Article 9**. No Incentive granted under the Plan may be exercised at any time after the end of its Award Period. No portion of any Incentive may be exercised after the expiration of five (5) years from its Date of Grant. However, if an Employee owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than ten percent (10%) of the combined voting power of all classes of stock of the Company (or any parent or Subsidiary) and an Incentive Stock Option is granted to such Employee, the term of such Incentive Stock Option (to the extent required by the Code at the time of grant) shall be no more than five (5) years from the Date of Grant.

8.2   **Vesting**. The Committee, in its sole discretion, may determine that an Incentive will be immediately vested and exercisable, in whole or in part, or that all or any portion may not be vested or exercised until a date, or dates, subsequent to its Date of Grant, or until the occurrence of one or more specified events, subject in any case to the terms of the Plan. If the Committee imposes conditions upon vesting or exercise, then subsequent to the Date of Grant, the Committee may, in its sole discretion, accelerate the date on which all or any portion of the Incentive may be vested or exercised.

ARTICLE 9
TERMINATION OF SERVICE

In the event of Termination of Service of a Participant, an Incentive may only be exercised as determined by the Committee and provided in the Award Agreement.

ARTICLE 10
EXERCISE OF INCENTIVE

10.1   **In General**. A vested Incentive may be exercised during its Award Period, subject to limitations and restrictions set forth therein and in Articles 8 and 9. A vested Incentive may be exercised at such times and in such amounts as provided in this Plan and the applicable Award Agreement, subject to the terms, conditions, and restrictions of the Plan.

10.2 **Securities Law and Exchange Restrictions.** In no event may an Incentive be exercised or shares of Common Stock be issued pursuant to an Award if a necessary listing or quotation of the shares of Common Stock on a stock exchange or inter-dealer quotation system or any registration under state or federal securities laws required under the circumstances has not been accomplished. No Incentive may be exercised for a fractional share of Common Stock. The granting of an Incentive shall impose no obligation upon the Participant to exercise that Incentive.

10.3 **Exercise of Stock Option.**

(a) In General. If a Stock Option is exercisable prior to the time it is vested, the Common Stock obtained on the exercise shall be Restricted Stock which is subject to the applicable provisions of the Plan and the Award Agreement. If the Committee imposes conditions upon exercise, then subsequent to the Date of Grant, the Committee may, in its sole discretion, accelerate the date on which all or any portion of the Stock Option may be exercised.

(b) Notice and Payment. Subject to such administrative regulations as the Committee may from time to time adopt, a Stock Option may be exercised by the delivery of written notice to the Committee setting forth the number of shares of Common Stock with respect to which the Stock Option is to be exercised and the date of exercise thereof (the "***Exercise Date***") which shall be at least three (3) days after giving such notice unless an earlier time shall have been mutually agreed upon. On the Exercise Date, the Participant shall deliver to the Company consideration with a value equal to the total Option Price of the shares to be purchased, payable as follows: (a) cash, check, bank draft, or money order payable to the order of the Company, (b) Common Stock (including Restricted Stock) owned by the Participant on the Exercise Date, valued at its Fair Market Value on the Exercise Date and which the Participant has not acquired from the Company within six (6) months prior to the Exercise Date, (c) by delivery (including by FAX) to the Company or its designated agent of an executed irrevocable option exercise form together with irrevocable instructions from the Participant to a broker or dealer, reasonably acceptable to the Company, to sell certain of the shares of Common Stock purchased upon exercise of the Stock Option or to pledge such shares as collateral for a loan and promptly deliver to the Company the amount of sale or loan proceeds necessary to pay such purchase price, and/or (d) in any other form of valid consideration that is acceptable to the Committee in its sole discretion. In the event that shares of Restricted Stock are tendered as consideration for the exercise of a Stock Option, a number of shares of Common Stock issued upon the exercise of the Stock Option equal to the number of shares of Restricted Stock used as consideration therefore shall be subject to the same restrictions and provisions as the Restricted Stock so tendered.

(c) Reload Stock Options. In the event that shares of Common Stock are delivered by a Participant in payment of all or a portion of the exercise price of a Stock Option as set forth in Section 10.3(b) above and/or shares of Common Stock are delivered to or withheld by the Company in satisfaction of the Company's tax withholding obligations upon exercise in accordance with Section 17.6 hereof, then, subject to Article 10 hereof, the Committee may authorize the automatic grant to a Participant so exercising a Nonqualified Stock Option, a replacement Nonqualified Stock Option, and to a Participant so exercising an Incentive Stock Option, a replacement Incentive Stock Option (in either case, a "Reload Stock Option"), to purchase that number of shares so delivered to or withheld by the Company, as the case may be, at an option exercise price equal to the Fair Market Value per share of the Common Stock on the date of exercise of the original Stock Option (subject to the provisions of the Plan regarding Incentive Stock Options and, in any event not less than the par value per share of the Common Stock). The option period for a Reload Stock Option will commence on its Date of Grant and expire on the expiration date of the original Stock Option it replaces (subject to the provisions of the Plan regarding Incentive Stock Options), after which period the Reload Stock Option cannot be exercised. The Date of Grant of a Reload Stock Option shall be the date that the Stock Option it replaces is exercised. A Reload Stock Option shall automatically vest and be exercisable in full after the expiration of six (6) months from its Date of Grant. It shall be a condition to the grant of a Reload Stock Option that promptly after its Date of Grant, a stock option agreement shall be delivered to the Participant and executed by the Participant and the Company which sets forth the total number of shares subject to the Reload Stock Option, the option exercise price, the option period of the Reload Stock Option and such other terms and provisions as are consistent with the Plan.

(d) Issuance of Certificate. Except as otherwise provided in Section 6.3 hereof (with respect to shares of Restricted Stock) or in the applicable Award Agreement upon payment of all amounts due from the Participant, the Company shall cause certificates for the Common Stock then being purchased to be delivered as directed by the Participant (or the person exercising the Participant's Stock Option in the event of his death) at its principal business office promptly after the Exercise Date; provided that if the Participant has exercised an Incentive Stock Option, the Company may at its option retain physical possession of the certificate evidencing the shares acquired upon exercise until the expiration of the holding periods described in Section 422(a)(1) of the Code. The obligation of the Company to deliver shares of Common Stock shall, however, be subject to the condition that if at any time the Committee shall determine in its discretion that the listing, registration, or qualification of the Stock Option or the Common Stock upon any securities exchange or inter-dealer quotation system or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the Stock Option or the issuance or purchase of shares of Common Stock thereunder, the Stock Option may not be exercised in whole or in part unless such listing, registration, qualification, consent, or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.

(e) Failure to Pay. If the Participant fails to pay for any of the Common Stock specified in such notice or fails to accept delivery thereof, the Participant's right to purchase such Common Stock may be terminated by the Company.

10.4   **Disqualifying Disposition of ISO**. If shares of Common Stock acquired upon exercise of an Incentive Stock Option are disposed of by a Participant prior to the expiration of either two (2) years from the Date of Grant of such Stock Option or one (1) year from the transfer of shares of Common Stock to the Participant pursuant to the exercise of such Stock Option, or in any other disqualifying disposition within the meaning of Section 422 of the Code, such Participant shall notify the Company in writing of the date and terms of such disposition. A disqualifying disposition by a Participant shall not affect the status of any other Stock Option granted under the Plan as an Incentive Stock Option within the meaning of Section 422 of the Code.

ARTICLE 11
AMENDMENT OR DISCONTINUANCE

Subject to the limitations set forth in this **Article 11**, the Board may at any time and from time to time, without the consent of the Participants, alter, amend, revise, suspend, or discontinue the Plan in whole or in part; provided, however, that no amendment for which stockholder approval is required either (i) by any securities exchange or inter dealer quotation system on which the Common Stock is listed or traded or (ii) which requires stockholder approval in order for the Plan and Incentives awarded under the Plan to continue to comply with Section 162(m), 421 and 422 of the Code, including any successors to such Sections, or other applicable law, shall be effective unless such amendment shall be approved by the requisite vote of the stockholders of the Company entitled to vote thereon. Any such amendment shall, to the extent deemed necessary or advisable by the Committee, be applicable to any outstanding Incentives theretofore granted under the Plan, notwithstanding any contrary provisions contained in any Award Agreement. In the event of any such amendment to the Plan, the holder of any Incentive outstanding under the Plan shall, upon request of the Committee and as a condition to the exercisability thereof, execute a conforming amendment in the form prescribed by the Committee to any Award Agreement relating thereto. Notwithstanding anything contained in this Plan to the contrary, unless required by law, no action contemplated or permitted by this **Article 11** shall adversely affect any rights of Participants or obligations of the Company to Participants with respect to any Incentive theretofore granted under the Plan without the consent of the affected Participant.

ARTICLE 12
TERM

The Plan shall be effective from the date that this Plan is approved by the Board. Unless sooner terminated by action of the Board, the Plan will terminate on January 1, 2011, but Incentives granted before that date will continue to be effective in accordance with their terms and conditions.

ARTICLE 13
CAPITAL ADJUSTMENTS

If at any time while the Plan is in effect, or Incentives are outstanding, there shall be any increase or decrease in the number of issued and outstanding shares of Common Stock resulting from (1) the declaration or payment of a stock dividend, (2) any recapitalization resulting in a stock split-up, combination, or exchange of shares of Common Stock, or (3) other increase or decrease in such shares of Common Stock effected without receipt of consideration by the Company, then and in such event:

(i)   An appropriate adjustment shall be made in the maximum number of shares of Common Stock then subject to being awarded under the Plan and in the maximum number of shares of Common Stock that may be awarded to a Participant to the end that the same proportion of the Company's issued and outstanding shares of Common Stock shall continue to be subject to being so awarded.

(ii)   Appropriate adjustments shall be made in the number of shares of Common Stock and the Option Price thereof then subject to purchase pursuant to each such Stock Option previously granted and unexercised, to the end that the same proportion of the Company's issued and outstanding shares of Common Stock in each such instance shall remain subject to purchase at the same aggregate Option Price.

Except as otherwise expressly provided herein, the issuance by the Company of shares of its capital stock of any class, or securities convertible into shares of capital stock of any class, either in connection with direct sale or upon the exercise of rights or warrants to subscribe therefore, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to the number of or Option Price of shares of Common Stock then subject to outstanding Stock Options granted under the Plan.

Upon the occurrence of each event requiring an adjustment with respect to any Incentive, the Company shall mail to each affected Participant its computation of such adjustment which shall be conclusive and shall be binding upon each such Participant.

ARTICLE 14
RECAPITALIZATION, MERGER AND CONSOLIDATION

The existence of this Plan and Incentives granted hereunder shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations, Change of Control or other changes in the Company's capital structure and its business, or any merger or consolidation of the Company, or any issuance of bonds, debentures, preferred or preference stocks ranking prior to or otherwise affecting the Common Stock or the rights thereof (or any rights, options, or warrants to purchase same), or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

Subject to any required action by the stockholders and except as may be required to comply with Section 409A of the Code and the regulations or other guidance issued thereunder, if the Company shall be the surviving or resulting corporation in any reorganization, merger, consolidation or share exchange, any Incentive granted hereunder shall pertain to and apply to the securities or rights (including cash, property, or assets) to which a holder of the number of shares of Common Stock subject to the Incentive would have been entitled. Notwithstanding the foregoing, however, all such Incentives may be canceled by the Company as of the effective date of any such reorganization, merger, consolidation or share exchange by giving notice to each holder thereof or his personal representative of its intention to do so and by permitting the purchase during the thirty (30) day period next preceding such effective date of all of the shares of Common Stock subject to such outstanding Incentives.

Except as may be required to comply with Section 409A of the Code and the regulations or other guidance issued thereunder, in the event of any reorganization, merger, consolidation or share exchange pursuant to which the Company is not the surviving or resulting corporation, there shall be substituted for each share of Common Stock subject to the unexercised portions of such outstanding Incentives, that number of shares of each class of stock or other securities or that amount of cash, property, or assets of the surviving, resulting or consolidated company which were distributed or distributable to the stockholders of the Company in respect to each share of Common Stock held by them, such outstanding Incentives to be thereafter exercisable for such stock, securities, cash, or property in accordance with their terms.

Notwithstanding the foregoing, however, all such Incentives may be canceled by the Company, in its sole discretion, as of the effective date of any such Change of Control, reorganization, merger, consolidation, or share exchange, or of any proposed sale of all or substantially all of the assets of the Company, or of any dissolution or liquidation of the Company, by either:

(a)   giving notice to each holder thereof or his personal representative of its intention to cancel those Incentives for which the issuance of shares of Common Stock involved payment by the Participant for such shares and, permitting the purchase during the thirty (30) day period next preceding such effective date of any or all of the shares of Common Stock subject to such outstanding Incentives, including in the Board's discretion some or all of the shares as to which such Incentives would not otherwise be vested and exercisable; or

(b)   in the case of Incentives that are either (i) settled only in shares of Common Stock, or (ii) at the election of the Participant, settled in shares of Common Stock, paying the holder thereof an amount equal to a reasonable estimate of the difference between the net amount per share payable in such transaction or as a result of such transaction, and the price per share of such Incentive to be paid by the Participant (hereinafter the "Spread"), multiplied by the number of shares subject to the Incentive. In cases where the shares constitute, or would after exercise, constitute Restricted Stock, the Company, in its discretion may include some or all of those shares in the calculation of the amount payable hereunder. In estimating the Spread, appropriate adjustments to give effect to the existence of the Incentives shall be made, such as deeming the Incentives to have been exercised, with the Company receiving the exercise price payable thereunder, and treating the shares receivable upon exercise of the Incentives as being outstanding in determining the net amount per share. In cases where the proposed transaction consists of the acquisition of assets of the Company, the net amount per share shall be calculated on the basis of the net amount receivable with respect to shares of Common Stock upon a distribution and liquidation by the Company after giving effect to expenses and charges, including but not limited to taxes, payable by the Company before such liquidation could be completed.

(c)   An Award that by its terms would be fully vested or exercisable upon a Change of Control will be considered vested or exercisable for purposes of Article 14.

ARTICLE 15
LIQUIDATION OR DISSOLUTION

In case the Company shall, at any time while any Incentive under this Plan shall be in force and remain unexpired, (i) sell all or substantially all of its property, or (ii) dissolve, liquidate, or wind up its affairs, then each Participant shall be thereafter entitled to receive, in lieu of each share of Common Stock of the Company which such Participant would have been entitled to receive under the Incentive, the same kind and amount of any securities or assets as may be issuable, distributable, or payable upon any such sale, dissolution, liquidation, or winding up with respect to each share of Common Stock of the Company. If the Company shall, at any time prior to the expiration of any Incentive, make any partial distribution of its assets, in the nature of a partial liquidation, whether payable in cash or in kind (but excluding the distribution of a cash dividend payable out of earned surplus and designated as such) then in such event the Option Prices then in effect with respect to each Stock Option shall be reduced, on the payment date of such distribution, in proportion to the percentage reduction in the tangible book value of the shares of the Company's Common Stock (determined in accordance with generally accepted accounting principles) resulting by reason of such distribution.


ARTICLE 16
INCENTIVES IN SUBSTITUTION
FOR INCENTIVES GRANTED BY OTHER CORPORATIONS


Incentives may be granted under the Plan from time to time in substitution for similar instruments held by employees of a corporation who become or are about to become management Employees of the Company or any Subsidiary as a result of a merger or consolidation of the employing corporation with the Company or the acquisition by the Company of stock of the employing corporation. The terms and conditions of the substitute Incentives so granted may vary from the terms and conditions set forth in this Plan to such extent as the Board at the time of grant may deem appropriate to conform, in whole or in part, to the provisions of the Incentives in substitution for which they are granted.


ARTICLE 17
MISCELLANEOUS PROVISIONS


17.1 **Investment Intent**. The Company may require that there be presented to and filed with it by any Participant under the Plan, such evidence as it may deem necessary to establish that the Incentives granted or the shares of Common Stock to be purchased or transferred are being acquired for investment and not with a view to their distribution.

17.2 **No Right to Continued Employment**. Neither the Plan nor any Incentive granted under the Plan shall confer upon any Participant any right with respect to continuance of employment by the Company or any Subsidiary.

17.3 **Indemnification of Board and Committee**. No member of the Board or the Committee, nor any officer or Employee of the Company acting on behalf of the Board or the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board or the Committee and each and any officer or employee of the Company acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, determination, or interpretation.

17.4 **Effect of the Plan**. Neither the adoption of this Plan nor any action of the Board or the Committee shall be deemed to give any person any right to be granted an Award or any other rights except as may be evidenced by an Award Agreement, or any amendment thereto, duly authorized by the Committee and executed on behalf of the Company, and then only to the extent and upon the terms and conditions expressly set forth therein.

17.5 **Compliance With Other Laws and Regulations**. Notwithstanding anything contained herein to the contrary, the Company shall not be required to sell or issue shares of Common Stock under any Incentive if the issuance thereof would constitute a violation by the Participant or the Company of any provisions of any law or regulation of any governmental authority or any national securities exchange or inter-dealer quotation system or other forum in which shares of Common Stock are quoted or traded (including without limitation Section 16 of the 1934 Act and Section 162(m) of the Code); and, as a condition of any sale or issuance of shares of Common Stock under an Incentive, the Committee may require such agreements or undertakings, if any, as the Committee may deem necessary or advisable to assure compliance with any such law or regulation. The Plan, the grant and exercise of Incentives hereunder, and the obligation of the Company to sell and deliver shares of Common Stock, shall be subject to all applicable federal and state laws, rules and regulations and to such approvals by any government or regulatory agency as may be required.

17.6   **Tax Requirements**. The Company or if applicable, any Subsidiary (for purposes of this Section 17.6, the term "***Company***" shall be deemed to include any applicable Subsidiary) shall have the right to deduct from all amounts hereunder paid in cash or other form, any Federal, state, or local taxes required by law to be withheld with respect to such payments. The Participant receiving shares of Common Stock issued under the Plan shall be required to pay the Company the amount of any taxes which the Company is required to withhold with respect to such shares of Common Stock. Notwithstanding the foregoing, in the event of an assignment of a Non-qualified Stock Option pursuant to Section 17.7, the Participant who assigns the Non-qualified Stock Option shall remain subject to withholding taxes upon exercise of the Non-qualified Stock Option by the transferee to the extent required by the Code or the rules and regulations promulgated thereunder. Such payments shall be required to be made prior to the delivery of any certificate representing such shares of Common Stock. Such payment may be made in cash, by check, or through the delivery of shares of Common Stock owned by the Participant (which may be effected by the actual delivery of shares of Common Stock by the Participant that the Participant has not acquired from the Company within six (6) months prior to the Exercise Date, or by the Company's withholding a number of shares to be issued upon the exercise of a Stock Option, if applicable), which shares have an aggregate Fair Market Value equal to the required minimum withholding payment, or any combination thereof.

17.7   **Assignability**. Incentive Stock Options may not be transferred, assigned, pledged, hypothecated or otherwise conveyed or encumbered other than by will or the laws of descent and distribution and may be exercised during the lifetime of the Participant only by the Participant or the Participant's legally authorized representative, and each Award Agreement in respect of an Incentive Stock Option shall so provide. The designation by a Participant of a beneficiary will not constitute a transfer of the Stock Option. The Committee may waive or modify any limitation contained in the preceding sentences of this Section 17.7 that is not required for compliance with Section 422 of the Code. The Committee may, in its discretion, authorize all or a portion of a Non-qualified Stock Option to be granted to a Participant to be on terms which permit transfer by such Participant to (i) the spouse, children or grandchildren of the Participant ("***Immediate Family Members***"), (ii) a trust or trusts for the exclusive benefit of such Immediate Family Members, or (iii) a partnership in which such Immediate Family Members are the only partners, (iv) an entity exempt from federal income tax pursuant to Section 501(c)(3) of the Code or any successor provision, or (v) a split interest trust or pooled income fund described in Section 2522(c)(2) of the Code or any successor provision, provided that (x) there shall be no consideration for any such transfer, (y) the Award Agreement pursuant to which such Non-qualified Stock Option is granted must be approved by the Committee and must expressly provided for transferability in a manner consistent with this Section, and (z) subsequent transfers of transferred Non-qualified Stock Options shall be prohibited except those by will or the laws of descent and distribution or pursuant to a qualified domestic relations order as defined in the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended. Following transfer, any such Non-qualified Stock Option shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, provided that for purposes of **Articles 10, 11, 13, 15** and **17** hereof the term "***Participant***" shall be deemed to include the transferee. The events of Termination of Service shall continue to be applied with respect to the original Participant, following which the Non-qualified Stock Options shall be exercisable by the transferee only to the extent and for the periods specified in the Award Agreement. The Committee and the Company shall have no obligation to inform any transferee of a Non-qualified Stock Option of any expiration, termination, lapse or acceleration of such Option. The Company shall have no obligation to register with any federal or state securities commission or agency any Common Stock issuable or issued under a Non-qualified Stock Option that has been transferred by a Participant under this Section 17.7.

17.8   **Use of Proceeds**. Proceeds from the sale of shares of Common Stock pursuant to Incentives granted under this Plan shall constitute general funds of the Company.

A copy of this Plan shall be kept on file in the office of the Company at 30 Metcalfe St, Suite 620, Ottawa, Ontario, Canada or any successor location of the Company's principal executive offices.

17.9   **Legend.** Each certificate representing shares of Restricted Stock issued to a Participant shall bear the following legend, or a similar legend deemed by the Company to constitute an appropriate notice of the provisions hereof (any such certificate not having such legend shall be surrendered upon demand by the Company and so endorsed):

On the face of the certificate:

"Transfer of this stock is restricted in accordance with conditions printed on the reverse of this certificate."

On the reverse:

"The shares of stock evidenced by this certificate are subject to and transferable only in accordance with that certain Validian Corporation 2004 Incentive Equity Plan, a copy of which is on file at the principal office of the Company in Atlanta, Georgia. No transfer or pledge of the shares evidenced hereby may be made except in accordance with and subject to the provisions of said Plan. By acceptance of this certificate, any holder, transferee or pledgee hereof agrees to be bound by all of the provisions of said Plan."

The following legend shall be inserted on a certificate evidencing Common Stock issued under the Plan if the shares were not issued in a transaction registered under the applicable federal and state securities laws:

"Shares of stock represented by this certificate have been acquired by the holder for investment and not for resale, transfer or distribution, have been issued pursuant to exemptions from the registration requirements of applicable state and federal securities laws, and may not be offered for sale, sold or transferred other than pursuant to effective registration under such laws, or in transactions otherwise in compliance with such laws, and upon evidence satisfactory to the Company of compliance with such laws, as to which the Company may rely upon an opinion of counsel satisfactory to the Company."

A copy of this Plan shall be kept on file in the principal office of the Company in Atlanta, Georgia.

IN WITNESS WHEREOF, the Company has caused this instrument to be executed by its duly authorized representative pursuant to prior action taken by the Board.

Validian Corporation

By: _____
Name: Bruce Benn
Title: President and CEO

Please date, sign and mail your
proxy card back as soon as possible!

Annual Meeting of Stockholders
VALIDIAN CORPORATION

__, 2007

☐Please Detach and Mail in the Envelope Provided☐

- -

[X]   Please mark your votes as in this example.

PLEASE SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

1.   FOR THE ELECTION OF   WITHHOLD
          Ronald I. Benn   AUTHORITY
          AS DIRECTOR TO TERM
          EXPIRING 2008
          (except as marked to the
          contrary below)

            [__]   [__]

          FOR THE ELECTION OF   WITHHOLD
          Bruce I. Benn   AUTHORITY
          AS DIRECTOR TO TERM
          EXPIRING 2008
          (except as marked to the
          contrary below)

            [__]   [__]

2.   Amend the Company's Restated   FOR AGAINST ABSTAIN
      Articles of Incorporation to increase
      the number of shares of common   [_]   [_]   [_]
      stock authorized for issuance and to
      increase the number of shares of
      preferred stock authorized for issuance.

3.   Approval of the Company's   FOR AGAINST ABSTAIN
      2004 Amended Incentive Equity
      Plan.   [_]   [_]   [_]

4.   Approval of appointment of KPMG LLP FOR AGAINST ABSTAIN
      As independent certified public
      Accountants for the year ending   [_]   [_]   [_]
      December 31, 2007.

In their discretion, the proxies are authorized to vote upon matters not known to the board of directors as of the date of the accompanying proxy statement, matters incident to the conduct of the meeting and to vote for any nominee of the board whose nomination results from the inability of any of the above named nominees to serve.

UNLESS OTHERWISE SPECIFIED IN THE SQUARES PROVIDED, THE PROXIES SHALL VOTE FOR EACH OF THE NOMINEES SPECIFIED ABOVE AND FOR PROPOSALS 2 THROUGH 4 ABOVE.

Signature _____ Signature if held
jointly_____ Dated:_____, 2007

NOTE: Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign partnership name by authorized person.

- -

VALIDIAN CORPORATION
PROXY SOLICITED BY DIRECTORS FOR ANNUAL MEETING
[*], 2007
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, having received the notice of annual meeting, proxy statement, and annual report for the year ended December 31, 2006, hereby appoints Ronald I. Benn and Bruce I. Benn, and each of them, with full power of substitution, are hereby authorized as attorneys and proxies of the undersigned to represent and to vote all shares of the undersigned in Validian Corporation at the annual meeting of stockholders of Validian Corporation to be held on [*], 2007, and at any adjournments or postponements thereof.

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